06015278

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME DAKO A/S

*CURRENT ADDRESS Produktionsvej 42
DK-2600 Glostrup
Denmark

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUL 19 2006
THOMSON FINANCIAL

FILE NO. 82- 34993 FISCAL YEAR 12/31/05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: EBS

DAT : 7/18/06

062-34993

Dako

RECEIVED

2006 MAY -1 A 8:35

OFFICE OF INTERNATIONAL CORPORATE FINANCE

12-31-05

AR/S

IMPROVING CANCER DIAGNOSTICS

Annual Report | 2005

EDITORIAL GROUP

- **Financial statements**
  Michael Engstrøm
  Finance
  michael.engstrom@dako.com

- **Shareholders**
  Peter Høgsted
  Investor Relations
  peter.hogsted@dako.com

- **Editor**
  Anne Thommesen
  Corporate Communications
  anne.thommesen@dako.com

- **Publisher**
  Dako A/S

- **Photos**
  Morten Jerichau

- **Design**
  Gramstrup Design

- **Translation & proofreading**
  Borella projects

- **Printing**
  Litotryk København A/S

Dako

2-3

Dako

REPORT

FINANCIAL STATEMENTS





Dako's products help doctors all over the world to make more precise diagnoses of cancer patients.

 

SHARPENING THE FOCUS ON CUSTOMERS AND CORE BUSINESS

2005 was a year of restructuring at Dako in which we made great efforts to simplify and clarify our business and our organization. As a symbol of this restructuring, on November 1 we changed the company's name from DakoCytomation A/S to Dako A/S. We have taken a number of steps to increase Dako's growth, efficiency and competitiveness in the future. The most important initiatives include the following:

- We have moved closer to our customers and intensified our market focus by introducing a new sales strategy and organization.
- We have increased our expertise in the development, production and sale of integrated systems for automation of workflow in pathology laboratories.
- We have sharpened the focus on our core business – cell-based cancer diagnostics – with the planned sale of our Microbiology activities.
- We have directed focus onto profitability and targeted our product portfolio.
- We have created a flexible, dynamic organization with short, efficient decision-making processes, clear division of responsibilities and simpler workflow.
- We have invested more in R&D, especially in the first total system, Eridan™, which we have just launched in the USA and Europe.
- We have opened new production facilities in Glostrup and Fort Collins.

INVESTING IN THE FUTURE

The financial results bear the marks of change while at the same time stressing the need for change. Sales growth was only 8% measured in local currencies, whereas the target was 10%. The lower growth impacted on earnings, which were also negatively affected by the non-recurring costs of restructuring the organization and targeting our product portfolio. These costs were obviously regrettable, but entirely necessary to trim Dako for the future.

The management has also changed. Patrik Dahlén has arrived as CEO, Leif Nørgaard as CFO and Rolf Ehrnström as Corporate Vice President, R&D. Other corporate managers have had their responsibilities expanded and amended, and Dako has recruited a number of good people with integration and system expertise. Dako has an outstanding platform for success by virtue of its employees, products, name, quality and long years of partnership with doctors, cancer researchers and industry. The task for management is to create the optimum framework for the potential to be realized in full. We tackled this effectively in 2005.

THE GOAL IS CLEAR

Dako works to ensure that doctors and health workers have the best conditions for making accurate, reliable diagnoses of the regrettably high number of new cases of cancer that arise every year. We want to reduce the time that it takes to make a diagnosis. We want to increase the success rate in the pathology laboratory. And we want to increase the reliability and reproducibility of the results.

Dako is a leader in its field and, in close cooperation with doctors, cancer researchers and the pharmaceutical industry, we have the best possible platform for modernizing and raising the quality of cancer diagnostics. We expect this to be evidenced in higher growth and better earnings for the company in 2006.

Best wishes

Sonnich Fryland
Chairman of the Board

Patrik Dahlén
CEO



NET SALES


DKK MILLION
2000
1500
1000
500
0
YEAR
01/02
02*
03
04
05

NET PROFIT/LOSS


DKK MILLION
200
150
100
50
0
-50
-100
YEAR
01/02
02*
03
04
05

OPERATING PROFIT (EBIT)


DKK MILLION
300
250
200
150
100
50
0
-50
YEAR
01/02
02*
03
04
05

EARNINGS PER SHARE (EPS)


DKK
5
4
3
2
1
0
-1
-2
YEAR
01/02
02*
03
04
05

EQUITY


DKK MILLION
800
700
600
500
400
300
200
100
0
YEAR
01/02
02
03
04
05

NUMBER OF EMPLOYEES


1500
1200
900
600
300
0
YEAR
01/02
02
03
04
05

* 6 months

Key figures

In September 2005 Dako announced that the Company plans to sell its Microbiology business area. As a result, the Microbiology business area is not included in the Group's sales and operating profit, but only in a line in the income statement and the comparative figures for 2004, cf. Accounting policies.



Key figures and ratios

DKK million	2001/02 */**	2002 6 months **	2003 **	2004 ***	2005 ***
Key figures					
Net sales	1,187.0	715.3	1,417.3	1,432.7	1,544.9
EBITDA	353.7	81.4	102.8	200.1	123.7
Operating profit before other income and expenses	107.1	43.9	12.6	98.9	(9.3)
Other income and expenses	175.4	(21.4)	(52.5)	(17.3)	4.9
Operating profit/loss	282.5	22.5	(39.9)	81.6	(4.4)
Net financials	(19.4)	4.2	(23.3)	(31.1)	(54.8)
Pre-tax profit/loss	263.1 1)	26.7	(63.2)	50.5	(59.2)
Profit/loss from continuing operations	-	-	-	24.4	(48.6)
Profit from discontinued operations	-	-	-	17.5	19.2
Net profit/loss for the year	183.7	19.9	(57.2)	41.9	(29.4)
Dako's share of net profit/loss	186.1 2)	19.9	(57.1)	42.1	(29.4)
Total assets	1,442.7	1,543.6	1,761.8	1,867.6	1,921.3
Equity	669.1	714.2	585.7	595.9	627.0
Net interest-bearing debt	311.5	387.7	622.3	716.9	786.8
Cash flow from operating activities	111.3	75.7	47.5	65.5	44.7
Cash flow from investing activities	(100.5)	(152.3)	(392.8)	(145.0)	7.7
Investments in property, plant and equipment	(108.1)	(117.5)	(241.2)	(151.8)	(73.2)
Free cash flow	10.8	(76.6)	(345.3)	(79.5)	52.4
Ratios					
EBITDA (%)	29.8 3)	11.4	7.3	14.0	8.0
Operating profit before other income and expenses (%)	9.0	6.1	0.9	6.9	(0.6)
Operating profit (%)	23.8	3.1	(2.8)	5.7	(0.3)
R&D expenses (%)	15.0	14.5	18.7	16.3	18.1
Effective tax rate (%)	30.2	25.5	9.6	51.7	17.9
Equity ratio (%)	46.4	46.3	33.2	31.9	32.6
Financial gearing	0.5	0.5	1.1	1.2	1.3
Return on equity (%)	34.1 4)	2.9	(8.8)	7.1	(4.8)
Number of employees (average)	1,036	1,240	1,398	1,302	1,360
Per share data					
Number of shares (thousand)	36,776	38,044	38,354	38,435	38,640
Average number of shares, fully diluted (thousand)	37,139	38,136	38,898	39,152	39,282
Earnings per share (EPS)	5.06	0.53	(1.49)	1.10	(0.76)
EPS, fully diluted	5.01	0.52	(1.47)	1.08	(0.75)
Book value per share (DKK)	18.19	18.77	15.27	15.50	16.20
Cash flow per share (DKK)	3.00	1.98	1.22	1.67	1.14
Proposed dividend per share (DKK)	0.00	0.15	0.10	0.10	0.10

* The comparative figures include only DAKO A/S. The key figures for the balance sheet in 2001/02 include Cytomation, Inc.

** The comparative figures for 2001-2003 have not been restated to reflect the change in accounting policies but have been compiled in accordance with the previous accounting policies. See Financial definitions for method of calculation of key figures and ratios.

*** The Microbiology business area is included in a separate line in the income statement.

1) Includes DKK 175.4 million from disposal of activities.
2) Includes DKK 124.4 million from disposal of activities.
3) 14.8% derived from disposal of activities.
4) 22.5% derived from disposal of activities.







Profile: Global leader in cell-based cancer diagnostics

Dako is one of the world's leading companies in the research, development, production and marketing of products for cell-based cancer diagnostics for both clinical diagnostics and research use.

There are numerous types of cancer which develop differently from person to person. This complexity forms the basis for Dako's development of increasingly standardized diagnostic systems which can assist the doctor in diagnosis and choice of treatment.

The number of people suffering from cancer is constantly growing. A key factor in ensuring patients the best treatment is to make an accurate and full diagnosis and choose the right form of treatment at an early stage. Dako's products help doctors all over the world to make more precise diagnoses of cancer patients on the basis of reliable test results.

Dako aims to improve cancer diagnostics and help create higher productivity and better workflow in hospital and research laboratories. Dako therefore seeks to continuously develop and offer ever more automated and integrated diagnostic systems and products which give the pathologist and laboratory personnel better opportunities to exploit the benefits of both existing forms of treatment and the constantly increasing number of new forms of treatment.

Dako is a global business with headquarters in Denmark. It was founded by the Danish medical doctor Niels Harboe in 1966 and has 40 years' experience in the development and production of reagents and antibodies. Today Dako's expertise also extends to the development, production and marketing of instruments and integrated system solutions.

The Company has approx. 1,400 employees, is represented with subsidiaries in 18 countries and works with distributors in 53 countries.

ACTIVITIES AND PRODUCTS

Cancers form when cells in the body grow out of control. Analysis of these cells forms the basis of Dako's products for in vitro diagnostics. Dako's primary business area, cell-based cancer diagnostics, is divided into Pathology and Flow Cytometry, which account for 73% and 17% of sales respectively. Added to this is 10% from Other products.

The Pathology area mainly comprises solutions for clinical use. Products include:

- Reagents and antibodies
- Pharmacodiagnostic kits, pharmDx™
- Staining instruments and instruments for image analysis
- Systems where instruments, reagents, training and service are fully integrated

Dako has a global market share of 35-40% in specific tissue-based cancer tests.

The Flow Cytometry area mainly comprises instruments for research use and reagents for clinical diagnostics. This product area is expected to result in instruments for clinical diagnostics in the longer term. Products include:

- Reagents and accessories
- Instruments for flow cytometry
- Systems

Dako has a market share of less than 5% in the world market for flow cytometry.

Other products primarily cover antibodies used to measure the concentration of protein in blood, urine and cerebrospinal fluid.

GROWTH STRATEGY

In the market for in vitro diagnostics, Dako commands a leading position in the immunohistochemistry segment with core expertise in the analysis of cells and cell components from tissues, cell cultures and body fluids.

Dako's strategy is to expand the market and the Company's market share by introducing advanced new technologies for cell-based cancer diagnostics. The purpose of Dako's products is to streamline workflow in the laboratory as far as possible through increased automation and integration of instruments, reagents and software.

Dako's technologies and systems are developed in close collaboration with the Company's customers. Dako also offers training and service to customers at dedicated centers in many countries to ensure they can utilize the products optimally.

Besides maintaining and developing close long-term relations with the Company's customers, Dako builds on a network of partnerships with companies with matching technologies, and with universities, companies and organizations within the field of cancer research and cancer diagnostics.

Report 2005







Sharpened focus in 2005

In 2005 Dako sharpened its focus on customers and the core business, and is now better equipped to modernize and raise the quality of cancer diagnostics. The underlying business is healthy, and the increased focus has created a good platform for accelerating developments in growth and profitability.



In September 2005 Dako announced that the Company plans to sell its Microbiology business area. As a result, the Microbiology business area is not included in the Group's sales and operating profit, but only in a line in the income statement. The comparative figures for 2004 have been restated accordingly.

PERFORMANCE IN 2005

Developments in 2005 were characterized by major changes within Dako. In 2005 the new management implemented a series of measures to sharpen focus on the core business. These included optimizing the organization, introducing a new sales strategy, targeting our product range and announcing the sale of the Microbiology activities.

Sales grew by 8% to DKK 1,545 million, with the core business, Pathology, achieving organic growth of 9%. The Group's growth in sales was slightly lower than expected, partly as a result of lower sales of instruments within Flow Cytometry in connection with quality improvements and instrument upgrades.

The financial statements show a healthy underlying business, with net profit in particular affected by non-recurring costs of DKK 98 million arising from the restructuring of the organization and targeting the product range. Adjusted for non-recurring costs, operating profit was DKK 94 million (against DKK 137 million in 2004). The Group's overall net result after tax and non-recurring costs was a loss of DKK 29 million, compared with a profit of DKK 42 million in 2004.

Despite the considerable non-recurring costs, Dako generated a positive cash flow from operating activities of DKK 45 million, as only a small proportion of the non-recurring costs has an effect on liquidity.

STRATEGIC AND OPERATIONAL INITIATIVES

As part of Dako's strategic focusing, the Company's activities within Microbiology are being held for sale. Microbiology accounts for less than 6% of the Group's overall sales. The activities are profitable and are showing increasing growth, but Microbiology is outside Dako's strategic focus on cancer diagnostics. As described in the Accounting policies, this decision means that Microbiology is no longer included in the Group's sales and operating profit but only in a line in the income statement. The comparative figures for 2004 have been restated accordingly.

In July 2005 Dako entered into a strategic distribution and development agreement with US company Clarient Inc. on the further development and sale of its ACIS instruments, which are used for digital cellular image analysis and virtual microscopy. The agreement is part of Dako's strategy to automate more and more areas of the workflow in the pathology laboratory and to offer ever more integrated systems to the market for cancer diagnostics. ACIS is the first instrument on the market to receive FDA marketing clearance for automatic screening of breast tissue section specimens stained with Dako's HercepTest™.

On November 1, 2005 the Company changed its name from DakoCytomation A/S to Dako A/S. The idea behind the new stronger and simpler version of the name and logo is to signal that Dako is now a fully integrated business following the merger of DAKO A/S and Cytomation Inc. in 2002.

ORGANIZATION AND MANAGEMENT

In order to accelerate growth and increase profitability at Dako, the Board of Directors appointed 44-year-old Patrik Dahlén as President and CEO. Towards the end of the year, the management launched a series of initiatives to create a clearer focus for the business, shorter decision-making processes, clear division of responsibilities within the organization, and, not least, sharp customer and market focus.

Patrik Dahlén has been a member of Dako's Board of Directors since 2003. He has a solid managerial background within the diagnostics and life science industries. Previous positions include President of the Life and Analytical Sciences business unit at PerkinElmer Inc. and Head of the Diagnostics Systems Division at EG&G Wallac OY. Patrik Dahlén will remain a member of the Board until the Annual General Meeting on May 11, 2006.



The ACIS instrument is used for digital cellular imaging analysis.



On February 1, 2006 Leif Nørgaard took up the position of CFO. Leif Nørgaard is 50 years old, is a state-authorized public accountant, and had been employed in the Chr. Hansen Group for 18 years, for the last five years of which he was CFO. From 1996 to 2000 Leif Nørgaard was Regional Director responsible for Chr. Hansen's activities in North America. From his previous positions as Director of Global Production and Logistics and Director of Gobal Sales, Leif Nørgaard has both international and broad business experience.

Dako's Executive Management has also been strengthened by the addition of 53-year-old Rolf Ehrnström, who took up the position of Corporate Vice President, Research & Development on June 1, 2005. Since 2000 Rolf Ehrnström had been Vice President, R&D for Gyros AB, and previously he held managerial research positions with Amersham Pharmacia Biotech AB, Pharmacia Biotech AB, LKB-Produkter AB and Wallac OY. With his broad experience in the integration of reagents and instruments, Rolf Ehrnström will contribute significantly to Dako's development towards being a leading supplier of fully integrated systems in cancer diagnostics.

A restructuring of the organization has been initiated, bringing together marketing, sales and service under Per Sjöberg, Corporate Vice President for Sales & Marketing, to ensure customer/market focus and a more dedicated sales force. At the same time, Corporate Vice President Dennis Chenoweth has assumed responsibility for the Group's global business development activities, including strategic alliances and acquisitions and disposals.

Klaus Kjeldal, Corporate Vice President for Operations, has also assumed responsibility for three newly established local management teams for the business units in Glostrup (Denmark), Fort Collins (Colorado) and Carpinteria (California). The idea behind these new business units is to make better use of production and research resources through centers of excellence and increased coordination between the functions.

NEW PRODUCTS

Dako's integrated system for cancer diagnostics, Eridan, was completed and launched in the USA and Europe in March 2006. For customers, hospital laboratories and diagnostic laboratories, Eridan will mean optimization and major streamlining of the workflow. Besides the actual system, Dako is marketing an extensive range of reagents and protocols optimized for Eridan.

Dako's newest flow cytometer, CyAn™ ADP, is already operative in many laboratories. CyAn is used in research to analyze blood and fluids in connection with leukemia, lymphoma, HIV and other diseases. CyAn ADP has been acclaimed for its high speed, ease of use and compact design.

Dako has introduced a number of new pharmDx™ products, receiving FDA approval for *HER2* FISH pharmDx and c-Kit pharmDx as well as marketing clearance for ER/PR pharmDx in the US market. *HER2* FISH pharmDx is used to identify breast cancer patients who might benefit from treatment with Herceptin®. The test is a supplement to Dako's existing HercepTest™ and is used to increase the certainty of a correct diagnosis. In patients with a specific form of cancer in the gastro-intestinal system, c-Kit is used to identify which patients might benefit from particular forms of treatment. ER/PR is used to select patients and make prognoses for those cases of breast cancer where the patient might benefit from treatment with a specific antihormonal therapy.

During the year, Dako also launched a new, highly sensitive system of visualization reagents for cancer diagnostics, EnVision™ G2, which further improves the pathologist's possibilities of making a correct diagnosis.

In the autumn, a production error resulted in too low a concentration of a component in a visualization reagent being included in a consignment of our diagnostic kit HercepTest. Dako strives to supply reliable products of high quality and so immediately recalled and replaced the product in line with the Company's own guidelines and applicable official requirements for the safety of customers and patients. The quality management system was subsequently reviewed to prevent repeat incidents.

RISK MANAGEMENT

Dako's activities are associated with a number of uncertainties and risk factors relating to commercial activities, production processes, development processes and the Company's management and employees. Dako's broad range of products and system solutions for various categories of customer throughout the world means that the Company's market potential is influenced by general economic fluctuations. Given Dako's comprehensive international activities, a number of business and financial risks also have an impact on the consolidated results, cash flows and equity.

The Board of Directors and Executive Management have been and will be continuously setting up policies, guidelines and plans for all major risk areas, and these will be monitored and assessed on a regular basis. Our risk management activities will ensure stability in earnings and protect Dako's assets and reputation.

BUSINESS RISKS

MARKET CONDITIONS

A number of Dako's products are sold with reimbursement from public authorities. Reductions in these reimbursements could have an impact on consolidated sales, cash flows and results.

INTELLECTUAL PROPERTY RIGHTS

Dako's business is largely based on intellectual property rights (IPR), in particular in the form of patents, licensing agreements and trademarks. The number of patents in Dako's portfolio is growing steadily, which means that the portfolio is becoming increasingly important. In order to retain one of Dako's most important resources, it is company policy to always ensure the best possible protection of the Company's rights and to take all necessary steps to prevent infringements.

REGULATIONS

As a producer and supplier of products for clinical diagnostics, Dako is subject to a range of official requirements in the countries where the Company operates. Consequently, it is company policy to always ensure that the products are in compliance and that the companies in the Group act in accordance with local legislation and have the best possible relations with government authorities.

INSURANCE PROGRAM

Dako seeks through its insurance program to reduce the potential financial impact of the risks associated with operating as a worldwide medical device supplier and of any risks resulting from environmental, political or financial influence.

INTERNATIONAL OPERATIONS

As an international Group, Dako is subject to a number of risks and challenges associated with carrying out international business operations and fulfilling legislative requirements, including local tax rules.

QUALIFIED EMPLOYEES

Employee costs are Dako's single largest cost item, and the Group's competitive strength depends in part on its ability to attract, train and retain employees with the right qualifications and the right experience.

Financial risks are discussed in the notes to the financial statements.

EXPECTATIONS FOR 2006

Dako anticipates organic sales growth of minimum 10% in 2006 and operating profit of approx. DKK 100 million excluding non-recurring costs.

The plan is still for Dako A/S to be listed on the stock exchange when the Company and the market are ready for this.





Dako's new integrated system for cancer diagnostics, Eridan™, was launched in March 2006.

Sales and markets

In 2005 Dako's total sales grew by 8%, increasing to DKK 1,545 million from DKK 1,433 million in 2004. Organic growth was also 8%. Dako's primary business area focusing on cell-based cancer diagnostics can be divided into two product areas: Pathology, which accounts for 73% of sales, and Flow Cytometry, which accounts for 17% of sales. Added to this are Other products, which account for 10% of sales.


Dako's sales by region
Europe 52%
USA 35%
Rest of the world 13%


Dako's sales by product area
Pathology 73%
Flow Cytometry 17%
Other products 10%

One in three people in the western world will develop cancer at some point in their life, and almost one in two specific tissue-based cancer tests are carried out using reagents from Dako.

Cancer is particularly widespread in the industrialized world, and this is reflected in Dako's sales, which break down into 52% in Europe, 35% in North America and 13% in the rest of the world. Dako's products are advanced solutions which require ongoing contact between supplier and customer to ensure optimum use of the products. Dako therefore has its own sales and service organization in 19 countries in Europe, the USA, Japan and Australia, while sales and service in the rest of the world are handled by distributors and partners.

MARKET FOR CANCER DIAGNOSTICS

Each year some 10 million people worldwide are diagnosed with cancer and more than 6 million people die from the disease. Cancer is one of the most common causes of death in the USA and the rest of the western world. Based on demographic trends, with elderly people comprising an increasingly larger share of the population, the World Health Organization expects the number of new cases of cancer to rise to 15 million per annum in 2020.

The chances of surviving cancer are now markedly improved thanks to many years of research and the development of new diagnostics and new therapies. One key factor in giving a patient the best possible chance of survival is to make an accurate and full early diagnosis and, on the basis of this diagnosis, choose the right form of treatment at an early stage. This entails an increased need for the reagents and instruments used for screening, diagnosis, monitoring, prognosis, treatment selection and treatment monitoring.

The number of tests that need to be carried out at laboratories is constantly growing. And in turn, the need to replace existing manual processes with automated systems is also growing. The demand for automation and system solutions is also being bolstered by the need for high quality and consistency in the tests performed. In this respect, the automated protocols of our instruments have an advantage over existing manual processes.

CUSTOMERS

Dako's largest customers are hospital laboratories and research laboratories.

PATHOLOGY WORKFLOW IN THE FUTURE

"Pathology is one of the few medical disciplines to have experienced no major changes in recent decades, and the preparation and processing of tissue specimens are more or less the same all over the world. In the last few years the technical processes (embedding, conventional staining, cover slipping, etc.) have been largely standardized due to the employment of suitable technical equipment. In addition, IT systems have been installed in the vast majority of pathology labs to support data management. But despite these technical advances, workflow in pathology has not changed significantly.

"A key element for the future is the availability of high-throughput slide scanners which allow a rapid acquisition of images. The availability of images supports rapid and effective consultation of experts regardless of their location. In addition, all other devices such as conventional stainers, immunostainers, cutting devices, etc., have to be fully integrated into this automated workflow.

"Like other medical disciplines today, pathology in the future will be largely based on computer-based lab and imaging systems. It seems highly likely that the classical microscope will be replaced by scanning devices which allow reviewing of the sections on high-resolution screens," says Dr Michael Hummel, Campus Charité Mitte, Institut für Pathologie des Rudolf-Virchow-Haus, Germany.



The CyAn™ ADP flow cytometer.

In the hospital laboratories, the customers are typically pathologists needing to make a cancer diagnosis based on cell samples. In the research laboratories, our customers are much more broadly composed of researchers with a scientific background.

In the area of pathology, Dako's reagents and instruments are sold to both the clinical market and the research market. When it comes to flow cytometry, our reagents are also sold to both markets, but as yet our flow instruments are only sold for research use.

PATHOLOGY

Dako's pathology products are used by pathologists for in vitro diagnostics (IVD), i.e. to diagnose cancer and other chronic diseases on the basis of tissue samples.

Dako's core skills are in immunohistochemistry (IHC), which is the analysis of cells using antibodies. When the antibodies are added to a tissue sample, they reveal the presence of cancer cells by means of special visualization reagents. Based on this information, pathologists can make a diagnosis of the type of cancer and its spread within the body.

SALES TREND IN PATHOLOGY


DKK BILLION
1.2
1.0
0.8
0.6
0.4
0.2
0
942
1,039
1,127
03
04
05
YEAR

The global IVD market is worth an estimated DKK 160-190 billion and is growing by 5-7% per annum. Within this market, the IHC market is one of the fastest-growing areas; it has an estimated value of DKK 3-4 billion and is growing by 10-15% per annum. Dako has a global market share of approx. 35-40% of the IHC market.

Dako's products for the pathology market consist of antibodies and reagents, pharmDx™ kits, instruments and systems. Dako offers a wide range of antibodies and markets the Autostainer™, Artisan™ and Hybridizer instruments.

In recent years there has been a change in the working processes in pathology laboratories from being almost exclusively manual to using a greater degree of automation and process integration.

Dako strives actively to support laboratory working processes and offer more systems which integrate instruments and software for sample preparation and analysis. The Eridan™ system, which was launched in March 2006, is an example of this kind of innovation.

One of the latest additions to our range of instruments is the Automated Cellular Imaging System (ACIS), which is used by pathologists for image analysis and quantitative diagnosis of stained tissue sections. ACIS is the first instrument on the market to obtain FDA marketing clearance for automatic screening of breast tissue section specimens stained with Dako's HercepTest™.

One of Dako's growth areas is pharmacodiagnostics, where the Company produces diagnostic kits for determining the type of cancer and the associated treatment. The development and production of diagnostic kits is carried out in close cooperation with the pharmaceutical industry and is expected to remain a strong-growing business area in coming years. This started with the development of HercepTest pharmDx in 1998. Since then, a series of similar diagnostic kits has been developed and marketed:

- EGFR pharmDx
  This test can be used to identify those patients with colon cancer who might benefit from treatment with Erbitux®. Erbitux is marketed by ImClone/BMS/Merck KGaA.
- ER/PR pharmDx
  This test can be used to identify those patients with breast cancer who might benefit from treatment with hormone analogs and similar drugs. Many drugs of this type are available and under development.
- c-Kit pharmDx
  This test can be used to identify those patients with a specific type of gastro-intestinal cancer who might benefit from treatment with Gleevec™/Glivec®. Gleevec/Glivec is marketed by Novartis.
- *HER2* FISH pharmDx
  This test can be used as a supplement to HercepTest to identify those patients who might benefit from treatment with Herceptin®. Herceptin is marketed by Genentech/Roche.

In 2005 Dako's sales of pathology products grew by 8% to DKK 1.127 million. Sales have been driven by continued high demand for both reagents and instruments. Sales of pharmDx products, including HercepTest, have also contributed significantly to the sales growth.

FLOW CYTOMETRY

Flow cytometry is used to analyze cells in blood and other fluids and is employed in the diagnosis of leukemia, lymphoma and other diseases.

The market for flow cytometry is one of the fastest-growing segments of the IVD market and is worth an estimated DKK 4-5

Flow cytometry is a technology which is used in the diagnosis of leukemia, lymphoma and HIV. A blood sample is stained using antibodies bound to molecules which can fluoresce. The flow cytometer processes the sample, and the cells in the sample are analyzed and characterized with the help of laser light. The presence of cancer cells, for example, can thus be revealed. The result of the analysis is printed out in diagrams and an associated data report is prepared describing the sample's cell content and indicating, for example, the type of cancer.

SALES TREND IN FLOW CYTOMETRY


DKK MILLION
300
250
200
150
100
50
0
253
247
269
03
04
05
YEAR

billion with annual growth of 10-15%. The market is divided into a clinical segment and a research segment.

The clinical segment makes up by far the largest part of the flow cytometry market. Dako's share of the overall market is less than 5%, primarily based on sales to the research segment.

Dako sells antibodies and reagents for both the clinical and research markets, while as yet our flow instruments are only marketed for research use. Dako has two flow instruments: MoFlo™, which is used both as an analysis instrument and for cell sorting, and the CyAn™ ADP analysis instrument, which was launched in 2004.

Dako's aim is to offer complete system solutions with instruments and reagents for the clinical market for flow cytometry. Dako will thus be the sole provider of equipment for cancer diagnostics that can handle both tissue samples and fluid samples.

OTHER PRODUCTS

As well as the core business areas, Dako also has a presence in the market for clinical immunochemistry, where the end-users are generally central laboratories or clinical chemical laboratories in hospitals.

Dako's antibodies are used to measure the concentration of protein in blood, urine and cerebrospinal fluid. The analysis results reflect any disease in the patients.

The bulk of sales is made through subcontracts to other suppliers. In this way Dako can use its technological competencies in immunochemistry and protein chemistry without investing in an independent sales force.

Trend in sales by product area

DKK million	2004	2005	Growth	Currency effect	Organic growth
Pathology	1,039	1,127	8.5%	(0.6%)	9.1%
Flow Cytometry	247	269	8.9%	(0.4%)	9.3%
Other products	147	149	1.4%	(0.7%)	2.1%
Continuing operations	**1,433**	**1,545**	**7.8%**	**(0.6%)**	**8.4%**
Microbiology, discontinued operations	86	95	10.9%	(0.3%)	11.2%
Total	1,519	1,640	8.0%	(0.6%)	8.6%

Trend in sales by region, continuing operations

DKK million	2004	2005	Growth	Currency effect	Organic growth
Europe	753	808	7.3%	(0.2%)	7.5%
North America	493	533	8.2%	(1.0%)	9.2%
Rest of the world	188	204	8.8%	(1.3%)	10.1%
Total	**1,433**	**1,545**	**7.8%**	**(0.6%)**	**8.4%**

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The workflow in the pathology laboratory is the main source of inspiration for Dako's research and development. A tissue sample needs to undergo a wide range of processes between being taken from the patient and being examined by the pathologist under a microscope. Currently this can take up to 36 hours. Several processes are already automated, but these photos show a purely manual procedure to give an impression of what is involved.

1. The tissue is sectioned

Once the tissue sample from the patient arrives in the pathology laboratory, it is fixed in formalin and then embedded in paraffin to preserve the tissue structure when the tissue is cut into 0.5 mm sections.

2. The tissue is placed on glass slides

The sections of tissue are placed on glass slides.

3. The paraffin is removed

The slides are placed in an oven to make sure that the tissue adheres to the slides and that the paraffin melts. The paraffin is then removed in a series of baths containing alcohol in different concentrations to prepare the tissue for staining.

4. The tissue is stained

Each individual slide has antibodies and reagents added in a number of different steps, and today it is primarily here that Dako's products are used. The antibodies can identify specific proteins, each of which acts as a marker for certain pathological processes. The identification of these individual proteins makes it possible to diagnose the pathological process in the tissue. A specific diagnosis generally requires the use of one or more antibodies.

5. The tissue is examined by the pathologist under a microscope

The tissue has now been prepared so carefully that the pathologist can see the patterns, structures and colors in the tissue, and use these colors to assess whether the suspicion of a particular type of cancer is warranted, how far the disease has progressed, and/or whether more samples need to be taken.

Research and development: Smoother workflow in the pathology laboratory

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Dako has research and development centers in Glostrup, Denmark, and in Colorado and California, USA. In all, Dako employs more than 220 people in research and development, including around 130 with a university degree – biologists, chemists, doctors, pharmacists and engineers – and around 90 bioanalysts and administrative personnel.

Dako invested approx. 18% of sales in research and development in 2005. The Company works closely with its customers and focuses on the entire value chain from customer needs through production to marketing and sales.

The research and development activities concentrate primarily on cancer diagnostics in the pathology laboratory (tissue cancers such as breast cancer) and in the hematology laboratory on flow cytometry (liquid cancers such as leukemia and lymphoma).

The workflow in the pathology laboratory – from tissue sample arriving to diagnosis being made – is the main source of inspiration for Dako's research and development. To streamline this workflow and also increase the speed, reliability and reproducibility of diagnostic results, Dako's strategy is to offer full-service solutions and easy-to-use methods where the Company combines expertise in the development of reagents and instruments with an in-depth understanding of immunology and biology.

As part of this strategy, Dako has specialized in a number of core competencies for reagent development. Our core competencies include production of antibodies, chemistry, protein chemistry, fluorescence and probes (DNA and PNA molecules).

CLOSE COLLABORATION WITH THE PHARMACEUTICAL INDUSTRY

pharmDx™ products are a particular focus area for Dako's research and development. These are pharmacodiagnostic kits which are used to select those patients who are most likely to respond positively to a particular medical treatment.

Dako develops its pharmDx products in cooperation with the pharmaceutical company which markets the treatment in question.

AUTOMATION OF WORKFLOW IN THE PATHOLOGY LABORATORY

Eridan™ is an example of an integrated system. In 2005 Eridan was tested in several hospital laboratories in Europe and the USA and launched in March 2006.

The idea behind Eridan has been to develop an instrument which not only takes over a large part of the manual processes in the pathology laboratory, liberating personnel for other duties, but also raises the quality of the tests performed. The risk of errors in laboratory processes is also reduced, as Eridan ensures that the right reagents are applied to the right samples.

Eridan can process 64 tissue samples at a time – from the thin sections of tissue sample being placed on slides through to the sample being stained and ready for diagnosis. The system's modular design allows it to function continuously so that new analyses can be started while other samples are still being processed.

Dako's strategy is to take the automation and integration of the workflow in cancer laboratories even further. As part of this strategy, Dako began collaborating with US company Clarient Inc. in 2005 on the marketing of the ACIS II image analysis system. The system scans tissue and delivers images and data on cell sizes, character and staining within minutes. The pathologist can then analyze the sample on screen and save the images in a database or forward them electronically to colleagues.

The vision for the development of the ACIS is for the system to assist the pathologist even further in reaching diagnoses.



HER2 FISH pharmDx™ is one of Dako's pharmacodiagnostic kits. It is a supplement to HercepTest™ and is used for further identification of breast cancer patients who might benefit from treatment with Herceptin®. Here's how the HER2 FISH kit is produced in the new production facilities in Glostrup.

Probes (sequences of DNA) are produced by E. coli bacteria. The probes are selected so that they bind to the gene (DNA) that codes for the protein HER2, which can be found in large quantities in malignant tumors.

The probes are labeled (coupled) with a fluorescent substance so that they are visible under a fluorescence microscope.

The probe with fluorescent substance is filled into 0.2 mL vials and packed along with the rest of the kit, i.e. the six other ancillary reagents needed to perform the test in the pathology laboratory.

During storage and transport, the kit is kept frozen to preserve its shelf life. Once the kit arrives, the laboratory technician and pathologist at the hospital have all the ingredients and instructions they need in a single package.

Numerous quality checks are made during the production process to ensure that the product has the right quality and that Dako meets the requirements of relevant regulations and standards. HER2 FISH pharmDx was approved by the FDA in 2005.

New facilities opened in 2005

Dako's new production facilities for the manufacture of reagents in Glostrup, Denmark, allow production to be expanded for many years to come and are prepared for more stringent regulatory requirements in the future.

In 2005 Dako opened almost 16,000 square meters of new manufacturing facilities in Glostrup (Denmark) and Fort Collins (Colorado).

Dako employs around 500 chemists, laboratory technicians, chemical technicians, operators, testers, engineers and administrative personnel in the manufacturing of reagents and instruments.

PRODUCTION OF REAGENTS IN GLOSTRUP AND CALIFORNIA

Dako produces a wide range of different reagents, and the majority of products are based on antibodies.

The manufacturing of reagents, kits and antibodies takes place in both Glostrup and Carpinteria. These facilities also manufacture a number of advanced visualization systems which are used to make the antibodies visible.

Dako also manufactures probes (sequences of DNA) which can be used to identify specific cancer genes. The number of products containing DNA probes is on the increase.

The new manufacturing facilities in Glostrup provide capacity for many years of expanded manufacturing, and critical manufacturing areas have been prepared for the more stringent regulatory requirements of the future.

INSTRUMENT BUILDING IN COLORADO

More and more processes in research and hospital laboratories are now being automated, and several processes are carried out by instruments which can prepare several analyses at a time. Dako produces instruments for both pathology and flow cytometry. These instruments are built in Colorado, where Dako has dedicated manufacturing lines divided according to our three types of instrument: the new integrated system for pathology laboratories, Eridan™, and two flow instruments, CyAn™ and MoFlo™.

Instrument manufacturing in Colorado has made significant improvements to its organizational structure, systems and facilities. Operations has focused its efforts on leading the transition of the site from developing and manufacturing state-of-the-art research flow instrumentation to also including clinical instrumentation and systems such as the Eridan system.

In June 2005 operations in Colorado completed its move into a new facility of some 4,000 square meters designed specifically for instrument manufacturing. This move consolidated four manufacturing locations into one, which will increase efficiency due to improved product line supervision, new Lean production line layouts, elimination of non-value-adding activities, and a single warehouse location.

EXTENSIVE QUALITY ASSURANCE AND PLANNING

Dako aims to deliver reliable products of high quality in a controlled environment in line with a series of standard procedures. Dako's quality management systems have been drawn up on the basis of the requirements set out in DS/EN ISO 9001, DS/EN ISO 13485, the FDA's Quality System Requirements for Medical Devices, and the IVD Directive (European Parliament and Council Directive 98/79/EC of October 27, 1998 on in vitro diagnostic medical devices).

In Operations, Dako is in the process of introducing Lean systems to increase production efficiency and reduce inventories. Production will continue to make further process improvements in the coming years with the help of Lean tools to constantly optimize production in terms of quality, lead times and costs.

NEW DIAGNOSTIC KIT FOR BREAST CANCER

In 2005 Dako received FDA approval for the cancer diagnostics test HER2 *FISH pharmDx™. The test is used as a supplement to HercepTest™ to identify women with metastatic breast cancer suitable for treatment with Herceptin® therapy.*

"The quality of such testing remains a key priority. In this context, the use of standardized and rigorously validated diagnostic tests such as the HER2 *FISH pharmDx assay and the HercepTest are seen to provide significant value in the diagnostic arena. Many international guidelines now place a strong emphasis on the need for standardization (of both assessment and assay procedures), quality control and the use of validated reagents for detecting* HER2 *status," says John Bartlett, lecturer in Molecular Pathology and head of the Endocrine Cancer Group at the University of Edinburgh, UK.*


Employees by function
Research & Development 16%
Production 35%
Sales & Marketing 40%
Administration 9%


Employees by region
USA 39%
DK 30%
Rest of the world 31%

People and organization: From antibody producer to integrated system provider





INTEGRATION OF EXPERTISE

Dako's strategy to be a full-service supplier of integrated systems necessitates close collaboration between reagent production and instrument production. Dako therefore attaches importance to continuous development and integration of the Company's expertise in reagents and instruments. For example, Kivin Jacobsen has been posted to Dako's instrument production facility in Colorado. In his normal post, he works with reagent development for Flow Cytometry in Glostrup.

"When colleagues in the production facility in Fort Collins were tasked with designing software and hardware for Dako's flow cytometers, they needed my expertise in flow applications and my biological know-how in preventing contamination of flow instruments. For my part, I brought back a greater appreciation of the engineering tasks involved in constructing a flow instrument," explains Kivin Jacobsen, PhD in molecular biology and specialist in flow cytometry.

Dako's success depends on motivated, skilled employees working individually and in teams to create innovative, high-quality solutions and products. We are seeking to foster a global, challenging and flexible working environment in order to attract and retain talented employees.

A CHANGING ORGANIZATION

Dako's progression from being an antibody and instrument producer to being a provider of integrated systems requires that Dako attracts people with competencies that complement the Company's traditional expertise in antibody and instrument production. The organization is developing globally and continuously within all areas: Production, Research & Development and Sales & Marketing.

In 2005 Dako brought new employees into the organization at all levels in order to sharpen up the Company's system competencies. As part of the process to strengthen the system thinking, Dako is also swapping employees between its various units in order to combine know-how in antibodies, instruments, software, service and support.

As part of our efforts to optimize the organization, in 2005 Dako restructured the Company's global Sales & Marketing organization. Sales & Marketing is now divided into the three sales regions of Europe, North America and Asia Pacific & Export, and customer focus has been increased by locating marketing competencies centrally in the customer-oriented functions in the individual regions. The aim is to get a more specialized sales force in pathology and flow cytometry.

DEVELOPMENT OF COMPETENCIES

From 2005 the development of management competencies is a specific focus area for Dako. In conjunction with professors from Copenhagen Business School, Dako has introduced a global training program in business management for function heads and affiliate managers.

Dako's product development is carried out in projects across Research & Development, Production and Sales & Marketing. In 2005 Dako increased the focus on developing the project culture by means of competency development, implementation of new project tools and clarification of decision-making processes relating to project management. A main aim of strengthening the cross-functional projects is to get Dako's products onto the market as quickly as possible.

STRESS MANAGEMENT AND FLEXIBILITY

Stress is a growing problem in modern society. In 2005 Dako introduced a project to prevent stress in the Danish part of the organization. The project includes an Employee Assistance Program, through which Dako provides expert help from psychologists, social workers and other specialists if an employee has problems. The individual departments can also be put in touch with consultants who can advise on, among other things, prioritization, task structuring, stress management and co-operation problems.

Dako is seeking to respect and take account of employees' individual needs by maintaining focus on work/life balance. This is being achieved in part through flexible working hours and the provision of home-working jobs. In the US part of the organization, in 2005 we introduced an Alternative Work Arrangements Plan with special focus on increasing employment flexibility for the individual employee.

In the Danish part of the organization we have introduced flexible benefits, where employees can choose, for example, private Internet connection, newspapers or health insurance as part of their remuneration package.

GLOSSARY

ANTIBODY
An antibody is a specific type of protein, the production of which is caused by an antigen. It occurs as a natural component of many of the body's fluids. Five different classes of antibody are recognized, all of which are part of our immune system. If an antigen is introduced into a living organism, this will trigger the production of specific antibodies, which in turn will try to eliminate the antigen using a specific binding reaction. The specific bonding between an antibody and the corresponding antigen can be used as a diagnostic aid to detect specific proteins (e.g. cancer proteins) in plasma, on cell surfaces and in tissue samples.

ANTIGEN
An antigen is a substance (e.g. a protein, toxin or bacterium) which, if it is introduced into a living organism, can initiate production of an antibody. An antigen also has the ability to react specifically with antibodies that have already been produced.

CANCER
The name for diseases where the body's cells become abnormal and divide in an uncontrolled way. Cancer cells can invade neighboring tissue and spread to other parts of the body via the blood and the lymph system.

DNA
A nucleic acid which carries the cell's genetic information and is capable of forming and synthesizing RNA. DNA consists of two long chains of nucleotides twisted into a double helix and joined together by bonds between the chains. The sequence of nucleotides determines individual hereditary characteristics.

FDA
US Food and Drug Administration.

FLOW CYTOMETRY
Analysis of the physical and chemical properties of cells and other biological particles using laser stimulation and signal detection. Analysis is carried out in an instrument called a flow cytometer, e.g. a CyAn™ flow cytometer.

HERCEPTEST™
HercepTest is used to determine *HER2* protein overexpression in patients with breast cancer. This diagnostic test gives the doctor the possibility of selecting those patients who would be most likely to benefit from treatment with Herceptin®.

IMMUNOHISTOCHEMISTRY (IHC)
An analytical method in which antibody is used to identify the presence of specific antigens in a tissue sample. The analysis can be carried out automatically in an instrument, e.g. Autostainer™ or Eridan™.

IN VITRO DIAGNOSTICS (IVD)
A broad term for diagnostics carried out on samples taken from the body. IVD is also used to signify a market segment including various types of diagnostic test.

LEAN
Lean is a continuous, vision-driven change process to ensure that the Company is as waste-free (lean) as possible. A lean process is being sought in all the Company's functions and is characterized by:

- Measurement of results (KPI)
- Short lead times and minimal transport
- Minimal number of articles in work
- Transparency from start to finish and simple, easy-to-understand controls
- High quality (0-defect)
- Less stress and more job satisfaction

ONCOLOGIST
A doctor who specializes in cancer treatment.

PATHOLOGIST
A doctor who is specially trained in pathology.

PATHOLOGY
The study of diseases in cells, tissue and organs.

PHARMDX™
Dako's tradename for a group of products which are used to select patients for a particular pharmaceutical treatment or to monitor how well a specific treatment is working. The joint approval of HercepTest™ and Herceptin® was the first example in history of a drug which was directly linked to a specific test.

PROBE
A sequence of nucleotide bases used to identify the presence of a complementary sequence using molecular hybridization.

PROTEIN
A natural substance composed of amino acids.

RNA
Found in all living cells and comprising a long, usually single-stranded chain of the bases adenine, guanine, cytosine and uracil bonded to ribose. The structure and base sequence of RNA determine the protein synthesis.

STAINING
Staining of cells and tissue with chemical and natural dyes which can reveal diseases from simple infections to cancer Staining analyses can be carried out automatically in an instrument, e.g. Artisan™.

VIRTUAL MICROSCOPY
Virtual microscopy is the digital counterpart to traditional microscopy. Instead of looking at a tissue section in a microscope, a digital picture of the whole tissue section is observed on a screen with the option to select specific areas and magnify them.



Financial statements

FINANCIAL REVIEW

ACCOUNTING POLICIES

Dako prepares its consolidated financial statements and parent company financial statements in accordance with International Financial Reporting Standards (IFRS), as approved by the EU, and additional Danish reporting requirements, cf. the Statutory Order on Adoption of IFRS issued in pursuance of the Danish Financial Statements Act.

The accounting policies applied have changed in the following areas since last year, cf. note 1 to the financial statements:

- Amortization of goodwill
- Share-based payment
- Minority interests

DISCONTINUED OPERATIONS

As stated in the management report, Dako announced in September 2005 that its activities within Microbiology are up for sale. Microbiology accounts for less than 6% of the Group's overall sales. Net profit, assets and associated liabilities for this business area are shown separately in the financial statements and described in the notes.

OVERVIEW OF FINANCIAL RESULTS IN 2005 (INCLUDING MICROBIOLOGY)

The activities within Microbiology are included in the figures and views contained in this section.

Sales in 2005 were DKK 1,640 million, compared with DKK 1,519 million in 2004, which is equivalent to an increase of 8%. Organic growth was 9%. Net loss for the year was DKK 29 million, compared with a profit of DKK 42 million in 2004.

The pre-tax result was negatively affected by non-recurring costs of approx. DKK 98 million (2004: DKK 55 million). These non-recurring costs are mainly the result of a more focused strategy, which includes targeting the product range and organizational changes. Net profit before tax excluding non-recurring costs was DKK 66 million (2004: DKK 131 million).

The pre-tax result is not considered to be satisfactory and is below the expectations, due in particular to lower sales growth than expected, increased development costs for Dako's new integrated system, Eridan™, and the non-recurring costs discussed above.

The following sections address Dako excluding the activities within Microbiology.

OVERVIEW OF FINANCIAL RESULTS IN 2005

Sales in 2005 were DKK 1,545 million, compared with DKK 1,433 million in 2004, which is equivalent to an increase of 8%. Organic growth was also 8%. Net loss before tax for continuing operations was DKK 59 million, compared with a profit of DKK 51 million in 2004. Net loss before tax was negatively affected by non-recurring costs of approx. DKK 98 million, as described below (2004: DKK 55 million). Net profit before tax excluding non-recurring costs was DKK 39 million (2004: DKK 106 million).

INCOME STATEMENT

SALES

Total sales increased by 8% to DKK 1,545 million, compared with DKK 1,433 million in 2004. Organic growth was also 8%. The total growth did not correspond to the expected 10%, due in particular to increased competition, lower instrument sales than expected and postponement of the Eridan launch until 2006.

Total sales in Europe increased by 7% from DKK 753 million in 2004 to DKK 808 million in 2005. Organic growth was 8%. Organic growth in North America was 9%, while growth was 8%. Sales in North America were DKK 533 million in 2005, compared with DKK 493 million in 2004. Sales in the Rest of the World increased by 9% from DKK 188 million in 2004 to DKK 204 million. Organic growth was 10%.

GROSS PROFIT AND COST OF GOODS SOLD

The gross margin for the year was 63.9%, compared with 68.1% in 2004 and the gross profit increased by 1% from DKK 976 million in 2004 to DKK 987 million in 2005. Adjusting the gross profit for non-recurring costs of approx. DKK 76 million (2004: DKK 20 million), as discussed below, results in a gross profit of DKK 1,063 million (2004: DKK 996 million), equivalent to a gross margin of 68.8% (2004: 69.5%).

The negative impact of writing down inventories as a result of a more focused product strategy, and the subsequent targeting of the product range, was approx. DKK 51 million in 2005. This writedown was made as a result of the focused strategy with a view to focusing on the customers and products representing the most important part of Dako's earnings.

The CyAn™ upgrade program has now been concluded, with a final provision of DKK 11 million being made for upgrades to instruments delivered in previous years in line with contractual obligations.

The gross margin was also negatively affected by expenditure incurred in September 2005 in recalling one of our pharmDx™ products from a specific batch which contained too low a concentration of a component in a visualization agent. The cost of the recall amounted to DKK 6 million. Measures have been taken to prevent a similar situation in the future.

Finally, the gross margin was affected by an adjustment to royalty payments on certain products relating to previous years of DKK 8 million.

OPERATING EXPENSES

Total operating expenses were DKK 996 million in 2005, equivalent to 64.5% of sales, compared with DKK 871 million or 60.8% of sales in 2004. The rise was mainly due to the increased use of resources for the development of Eridan and the organizational changes implemented.

The operating expenses for 2005 include significantly increased expenditure on the development of Eridan. In 2005 Dako stepped up the resources employed, and therefore the expenditure, in the lead-up to the launch in 2006.

During 2005 Dako restructured the organization, primarily sales, in order to strengthen staff resources in customer-oriented areas. Expenditure on restructuring the organization totaled DKK 25 million, which also includes expenditure associated with management changes and severance payments.

Total sales and distribution expenses were DKK 558 million, compared with DKK 501 million in 2004. Sales and distribution expenses are the largest single cost in the organization, representing 36.1% of sales (2004: 35.0%).

Research and development expenses, including regulatory affairs, were DKK 279 million, equivalent to 18.1% of sales, compared with DKK 234 million in 2004 (16.3% of sales). The expenditure level in both 2004 and 2005 was affected by expenses linked to the development of Eridan.

Administrative expenses were DKK 159 million in 2005, compared with DKK 136 million in 2004. These amounts include expenditure in connection with the roll-out of the Group's ERP system. The roll-out will continue over the coming years.

OPERATING PROFIT BEFORE OTHER INCOME AND EXPENSES

The factors discussed above resulted in an operating profit before other income and expenses of DKK -9 million in 2005 (-0.6% of sales), compared with DKK 99 million in 2004 (6.9% of sales). Operating profit excluding non-recurring costs was DKK 89 million (5.7% of sales), compared with DKK 154 million for 2004 (10.7% of sales).

OPERATING PROFIT (EBIT)

Operating profit of DKK -4 million (2004: DKK 82 million), equivalent to -0.3% of sales (2004: 5.7% of sales), reflects, among other things, non-recurring costs in connection with the initiative to focus the business; development of Eridan; expenditure on restructuring the organization; and targeting the product range as a result of a new, focused product strategy. Operating profit (EBIT) excluding non-recurring costs was DKK 94 million, equivalent to 6.1% of sales against DKK 137 million in 2004, corresponding to 9.5% of sales.

INVESTMENTS IN ASSOCIATED COMPANIES

Please refer to the comments on Aperio Technologies, Inc. under Investments.

NET FINANCIALS AND TAX

Net financial costs amounted to DKK 55 million in 2005, equivalent to an increase of DKK 24 million compared with the previous year. This reflects foreign exchange adjustments, an increase in net debt as a result of the investment in the new facilities in Glostrup and an increase in working capital, particularly in inventories.

Tax on the loss for 2005 was DKK 11 million (income), compared with DKK 26 million (expense) in 2004, which is due in particular to prior year adjustments relating to the sale of the former subsidiary BPI, Inc. in 2002 and an ongoing tax audit in one of our European subsidiaries. The effective tax rate for 2005 is 17.9% and not comparable with previous years (2004: 51.7%). The tax rate for 2006 is expected to be approx. 35%.

NET LOSS FOR CONTINUING OPERATIONS

Net loss for continuing operations was DKK 49 million (-3.1% of sales), compared with DKK 24 million (1.7% of sales) in 2004. Net income excluding non-recurring costs was DKK 20 million (1.3% of sales), compared with DKK 62 million (4.4% of sales).

INVESTMENTS

Gross investments in 2005 totaled DKK 97 million, compared with DKK 172 million in 2004.

The figure of DKK 97 million for investments breaks down into DKK 14 million in intangible assets, DKK 73 million in property, plant and equipment, and DKK 10 million in other non-current financial assets.

The new production building in Glostrup accounted for DKK 32 million of the investment in property, plant and equipment. The total investment as at December 31, 2005 was DKK 224 million. The building was taken into use in 2005.

In 2005 Dako invested DKK 9 million in share capital in Aperio Technologies, Inc. This capital investment was made as part of a larger overall share issue, as a result of which Dako's ownership interest fell from 34% at year-end 2004 to 18% at year-end 2005.

For accounting purposes Aperio Technologies, Inc. will now be presented in the same way as other non-current financial assets whereas it was previously treated as an associated company.

CASH FLOWS AND FINANCIAL RESERVES

Cash flow from operating activities was positive at DKK 45 million (2004: DKK 66 million) as non-recurring costs had a minor liquidity effect. Accounts receivable decreased by DKK 2 million (2004: increased by DKK 42 million), while inventories increased by DKK 56 million (2004: DKK 97 million) during the year as a result of the increased level of activity and expected product launches in 2006. Measures have been implemented to reduce inventories in connection with the increased focus in the business. After net investments of DKK -8 million (2004: DKK 145 million), mostly due to the sale of bonds of DKK 97 million (2004: DKK 15 million), free cash flow in 2005 was DKK 52 million (2004: DKK -80 million).

Cash flow from financing activities was DKK -44 million (2004: DKK 258 million), mainly due to repayments of non-current liabilities relating to the new production building in Glostrup.

Cash, net of current bank loans, was DKK -103 million at December 31, 2005 (2004: DKK -104 million). Most borrowings are in DKK, although some financing has been taken up in other currencies, as dictated by business needs. As it is not company policy systematically to hedge net assets in subsidiaries, none of these borrowings are treated as hedging for accounting purposes.

Net interest-bearing debt at December 31, 2005 was DKK 787 million, compared with DKK 717 million at December 31, 2004. This increase is mainly due to the financing of investments made in 2005, as well as to an increase in working capital. Dako has credit lines available to ensure reasonable and adequate financial reserves.

EQUITY

Equity increased by DKK 31 million from DKK 596 million to DKK 627 million. The key factors behind this movement in equity were foreign exchange adjustments of DKK 56 million for subsidiaries and the net loss of DKK 29 million.

INCENTIVE PROGRAMS

The Board of Directors has introduced various incentive programs. To help ensure that the interests of management and shareholders coincide, Dako applies a combination of incentive programs that include cash bonuses and warrants.

Warrant programs have been offered to several employee groups for a number of years. More details of the programs will be found in the notes to the financial statements.

Bonus schemes based on profit targets have been introduced for a wider group of managers and employees.

WARRANTS AND SHARE OPTIONS

In 2005 new warrant programs were offered to employees who had joined the Company since the launch of the previous programs. Option programs based on phantom shares were also offered to a number of employees.

SUBSEQUENT EVENTS

The Board and Executive Management are not aware of any events subsequent to December 31, 2005 which may have a material impact on the Group's financial position or outlook.

CORPORATE GOVERNANCE

Dako's Board of Directors and Executive Management are very focused on shareholder relations and attach importance to good corporate governance. The Board and Executive Management regularly evaluate whether the Group's management structure and control systems are satisfactory. The evaluation is based on the Group's values and best practice for companies of the same size and type and with the same global scope as Dako.

OPENNESS AND TRANSPARENCY TOWARDS STAKEHOLDERS

Dako considers it important to develop and maintain good relations with its stakeholders, including customers, employees, investors, authorities and the general public.

Openness and transparency are key factors in maintaining good relations with Dako's stakeholders. The goal is to ensure high and uniform levels of information and active dialogue with stakeholders.

MANAGEMENT

In accordance with Danish legislation, Dako has a two-tier management structure consisting of a Board of Directors elected by the shareholders at general meetings, and Executive and Corporate Management appointed by the Board.

The Board defines the strategy and overall guidelines for the Company's operations and development, ensures that an appropriate organizational structure is in place and supervises performance, but Board members do not act in an executive management capacity. Patrik Dahlén's appointment as CEO therefore means that he will step down from the Board at the next Annual General Meeting. Apart from Patrik Dahlén, all members elected at the Annual General Meeting are genuinely independent and have no interests in Dako other than those that they exercise as members.

BOARD OF DIRECTORS

Members of the Board are nominated on the basis of their skills, experience and other qualifications for contributing to the work of the Board. Dako has not set limits for the length of time a person may serve as a member of the Board. The presentation of the individual Board members in the annual report includes information on when each was first elected to the Board.

EMPLOYEE-ELECTED BOARD MEMBERS

Five members of the Board are elected by shareholders at general meetings. In accordance with the Danish Public Companies Act, the Company's Danish employees have a right to elect an additional three members to the Board. As a reflection of our global company activities, the Company's Danish employees have deferred to their American colleagues the right to elect one of the three employee-elected members of the Board. Consequently two of the three employee-elected members are Danish and one is American. Under Danish law, all members of the Board, whether elected by shareholders or by employees, have identical rights and responsibilities, and no member has special obligations to any stakeholder group.

NOMINATION AND COMPENSATION COMMITTEE AND AUDIT COMMITTEE

In line with international trends, the Board has set up two committees to work in greater depth and underpin its independence from the Company's executive management: a Nomination and Compensation Committee, which decides on the remuneration of Executive and Corporate Management, and an Audit Committee, which deals with accounting and auditing matters.

The Board has established procedures for periodic reviews of its own performance and that of Executive Management, including an evaluation of the cooperation between the two.

CONSULTANTS

With a view to increasing competencies within research and development, Terje Kalland has worked as a consultant to the Board of Directors since November 2003. As a consultant he plays a full part in the Board's work, but is not eligible to vote. Terje Kalland is standing for election to the Board of Directors at the Annual General Meeting in May 2006. Patrik Dahlén performed a similar consultancy role for the Board prior to being elected at the Annual General Meeting in 2003.

REMUNERATION OF BOARD AND EXECUTIVE MANAGEMENT

To help ensure that the interests of management and shareholders coincide, Dako uses various incentive programs for Executive Management, including cash payments and share options. Please see note 4.

The members of the Board receive a fixed annual fee and do not receive any share options or warrant

SHAREHOLDER INFORMATION

Dako aims to develop and maintain an open and active dialogue with the media, investors and analysts in order that shareholders receive the best possible information on the Company's performance.

SHARE CAPITAL

Dako is a Danish-registered public limited company. At the end of 2005 the Company had share capital of DKK 77,779,260, consisting of 38,889,630 shares each with a nominal value of DKK 2. At the end of 2005 the Group held 250,000 treasury shares, corresponding to 0.6% of the total share capital, and 3,623,862 stock options and warrants had been issued to employees and suppliers. Dako has only one class of share, and all shares carry identical rights.

ANNUAL GENERAL MEETING

The Annual General Meeting will be held on May 11, 2006 at 4 pm CET in the Company's offices at Produktionsvej 42, 2600 Glostrup, Denmark. To be entitled to vote at general meetings, shareholders must have registered their shares in their name in the register of shareholders or have notified and documented the purchase of their shares prior to the issue of the notice of meeting.

SHAREHOLDERS

The following shareholders are included in the register of shareholders as having holdings of 5% or more of the total share capital:

- Novo Nordisk, 2880 Bagsværd, Denmark
- Niels Harboe, 2690 Karlslunde, Denmark
- Viggo Harboe, 8400 Ebeltoft, Denmark
- Ida Marker, 2690 Karlslunde, Denmark
- Søren Harboe, 3060 Espergærde, Denmark
- Anna Katharina Harboe, 8410 Rønde, Denmark
- Jørgen Harboe, 2960 Rungsted, Denmark

DIVIDEND

The Board intends to propose an unchanged dividend for 2005 of DKK 0.10 per share at the Annual General Meeting, corresponding to a total of DKK 3.9 million.

Share data	2001/02	2002	2003	2004	2005
Number of shares (thousand)	36,776	38,044	38,354	38,435	38,640
Average number of shares, fully diluted (thousand)	37,139	38,136	38,898	39,152	39,282
EPS, fully diluted	5.01	0.52	(1.47)	1.08	(0.75)
Book value per share (DKK)	18.19	18.77	15.27	15.50	16.20
Proposed dividend per share (DKK)	0.00	0.15	0.10	0.10	0.10


Sonnich Fryland
Jesper Lohse
Steven P. Novak
Viggo Harboe
Kurt Anker Nielsen
Patrik Dahlén
Camilla Schmidt

Sonnich Fryland, Chairman
Born 1941, Danish national.
CEO, Idosan A/S.
Member of the Board of Dako A/S since 1992.
Chairman of the Board of Dako A/S since 1997.
Education: MSc (Pharmacology) and BCom.
Member of the Board of Directors of:
- *Ferrosan A/S*
- *Plus Pack A/S, Chairman*
- *Duba Holding ApS*
- *Duba-B8 A/S*
- *Fryco A/S*

Viggo Harboe
Born 1946, Danish national.
Member of the Board of Dako A/S since 1983.
Education: Teacher.
Member of the Board of Directors of:
- *Harboefonden, Chairman*
- *Fjordblink A/S, Chairman*

Steven P. Novak
Born 1947, US national.
Founder and President of Palladio Capital Management, LLC.
Member of the Board of Dako A/S since 2002.
Education: MBA.
Member of the Board of Directors of:
- *CyberSource Corporation*
- *Technology Investment Capital Corp.*

Jesper Lohse *
Born 1966, Danish national.
Employed with Dako as Senior Scientist, Detection Technology, Denmark.
Member of the Board of Dako A/S since 2003.
Education: MSc, PhD

Joel K. Weisenberger *
Born 1964, US national.
Employed with Dako as Regulatory Affairs Analyst, USA.
Joined the Dako A/S Board following Jason Lusk's resignation mid-December 2005.
Education: BA (English literature), AA (Science).

Kurt Anker Nielsen
Born 1945, Danish national.
Member of the Board of Dako A/S since 2000.
Vice Chairman since 2005.
Education: MSc (Economics and Business Administration).
Member of the Board of Directors of:
- *Novozymes A/S, Vice Chairman*
- *Novo Nordisk A/S*
- *Reliance A/S, Chairman*
- *ZymoGenetics, Inc.*
- *Novo A/S*
- *Norsk Hydro, ASA*

Camilla Schmidt *
Born 1969, Danish national.
Employed with Dako as Director, Global OEM, Denmark.
Member of the Board of Dako A/S since 1999.
Education: Chemical engineer

Patrik Dahlén
Born 1962, Finnish national.
President & CEO, Dako A/S.
President & CEO, BioImage A/S.
Member of the Board of Dako A/S since 2004.
Member of the Board of Directors of:
- *BioImage A/S*
- *Cantion A/S, Chairman*
- *Proxeon A/S, Chairman*

* *Employee-elected Board members*


Leif Norgaard
Dennis Chenoweth
Klaus Kjeldal
Patrik Dahlén
Per Sjöberg
Marcia Hershkovitz
Rolf Ehrnström

Patrik Dahlén
Born 1962, Finnish national.
President & CEO, Dako A/S.
President & CEO, BioImage A/S.
Joined Dako A/S as CEO in 2005.
Member of the Board of Directors of:
- *Dako A/S*
- *BioImage A/S*
- *Cantion A/S, Chairman*
- *Proxeon A/S, Chairman*

Leif Nørgaard
Born 1955, Danish national.
Executive Vice President and Chief Financial Officer.
Joined Dako in 2006.
Education: State-authorized public accountant, MSc (Economics and Business Administration).
Member of the Board of Directors of:
- *Scion-DTU A/S*

Dennis Chenoweth
Born 1944, US national.
Corporate Vice President, Business Development
Joined Dako in 2002.
Education: PhD, MD, MBA.

Klaus Kjeldal
Born 1962, Danish national.
Corporate Vice President, Operations.
Joined Dako in 2000.
Education: BSc (Chemical Engineering), BCom (Organization).

Per Sjöberg
Born 1952, Swedish national.
Corporate Vice President, Sales & Marketing.
Joined Dako in 2004.
Education: MSc (Chemical & Biochemical Engineering).

Marcia Hershkovitz
Born 1950, US national.
Corporate Vice President, Human Resources.
Joined Dako in 1999.
Education: MA (Applied Linguistics), MA (Scandinavian Studies).

Rolf Ehrnström
Born 1953, Swedish national.
Corporate Vice President, Research & Development
Joined Dako in 2005.
Education: MSc in Biochemistry/Biotechnology.

STATEMENT BY THE BOARD AND MANAGEMENT AND AUDITOR'S REPORT

STATEMENT BY THE BOARD AND MANAGEMENT

The Board of Directors and Management have today discussed and approved the annual report of Dako A/S for 2005.

The annual report has been prepared in accordance with International Financial Reporting Standards, as approved by the EU, and the additional Danish reporting requirements. In our opinion the accounting policies applied are appropriate, and the annual report gives a true and fair view of the assets, liabilities and financial position of the Group and the Parent Company at December 31, 2005 and of the results of the activities and cash flows of the Group and the Parent Company for the financial year 2005.

The annual report is submitted for the approval of the annual general meeting.

Glostrup, March 20, 2006

EXECUTIVE MANAGEMENT

Patrik Dahlén
President & CEO

Leif Nørgaard
CFO

BOARD OF DIRECTORS

Sonnich Fryland
Chairman

Kurt Anker Nielsen

Patrik Dahlén

Viggo G. Harboe

Steven P. Novak

Jesper Lohse*

Joel K. Weisenberger*

Camilla Schmidt*

* Employee-elected Board members

AUDITOR'S REPORT

We have audited the annual report of Dako A/S for 2005, presented in accordance with International Financial Reporting Standards, as approved by the EU, and the additional Danish reporting requirements.

The Company's Board of Directors and Corporate Management are responsible for the annual report. Our responsibility is to express an opinion on the annual report, based on our audit.

BASIS OF OPINION

We conducted our audit in accordance with Danish auditing standards. Those standards require that we plan and perform our audit so as to obtain reasonable assurance that the annual report is free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the annual report. An audit also includes assessing the accounting policies applied and significant estimates made by the Board and Management as well as evaluating the overall annual report presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit has not resulted in any qualifications.

OPINION

In our opinion, the annual report gives a true and fair view of the assets, liabilities and financial position of the Group and the Parent Company at December 31, 2005 and of the results of the activities and cash flows of the Group and the Parent Company for the financial year 2005 in accordance with International Financial Reporting Standards, as approved by the EU, and the additional Danish reporting requirements.

KPMG C. Jespersen
Statsautoriseret Revisionsinteressentskab
Copenhagen, March 20, 2006

Flemming Brokhattingen
State-Authorized Public Accountant

Jesper Ridder Olsen
State-Authorized Public Accountant

GROUP

INCOME STATEMENT

DKK thousand	Note	2005	2004
Net sales	3	1,544,877	1,432,708
Cost of goods sold	4,5	(558,309)	(456,733)
Gross profit		**986,568**	**975,975**
Sales and distribution expenses	4,5	(557,778)	(501,471)
Research and development expenses	4,5	(279,167)	(233,904)
Administrative expenses	4,5,6	(158,965)	(135,580)
Operating profit/(loss) before amortization of goodwill		**(9,342)**	**105,020**
Amortization of goodwill	5	-	(6,151)
Operating profit/(loss) before other income and expenses		**(9,342)**	**98,869**
Other income	7	4,895	-
Other expenses	8	-	(17,255)
Operating profit/(loss)		**(4,447)**	**81,614**
Financial income	9	3,170	20,794
Financial expenses	10	(57,952)	(51,869)
Profit/(loss) before tax		**(59,229)**	**50,539**
Tax on profit/loss for the year for continuing operations	11	10,610	(26,133)
Net profit/(loss) for the year for continuing operations		**(48,619)**	**24,406**
Net profit for discontinued operations	31	19,215	17,504
Net profit/(loss) for the year		**(29,404)**	**41,910**

DKK thousand	Note	2005	2004
Net profit/(loss) for the year		(29,404)	**41,910**
Minority interests' share of the profit of subsidiaries		23	237
Dako's share of net profit/(loss) for the year		**(29,381)**	**42,147**

Share data		**2005**	**2004**
Earnings per share, basic	12	(0.76)	1.10
Earnings per share, diluted	12	(0.75)	1.08
Earnings per share, basic, for continuing operations	12	(1.26)	0.64
Earnings per share, diluted, for continuing operations	12	(1.24)	0.63

GROUP
BALANCE SHEET – ASSETS

DKK thousand	Note	2005	2004
NON-CURRENT ASSETS			
Completed IT development projects		35,228	41,329
Acquired patents, licenses and similar rights		95,315	113,747
Goodwill		106,346	93,168
Intangible assets	13	**236,889**	**248,244**
Land and buildings		469,911	296,520
Plant and machinery		59,354	48,218
Other fixtures and fittings, tools and equipment		120,238	106,027
Property, plant and equipment under construction, etc.		-	193,121
Property, plant and equipment	14	**649,503**	**643,886**
Other non-current financial assets	15	29,420	19,372
Deferred tax assets	21	84,379	58,415
Other non-current assets		**113,799**	**77,787**
Total non-current assets		**1,000,191**	**969,917**
CURRENT ASSETS			
Inventories	16	**375,182**	**354,930**
Trade receivables	17	391,636	378,831
Lease receivables	18	396	441
Income tax receivable		3,584	12,582
Prepayments		18,622	15,464
Total receivables		**414,238**	**407,318**
Bonds	19	-	96,613
Cash		59,726	38,838
Total cash and bonds		**59,726**	**135,451**
Assets held for sale	31	**71,935**	-
Total current assets		**921,081**	**897,699**
Total assets		**1,921,272**	**1,867,616**

GROUP

BALANCE SHEET – EQUITY AND LIABILITIES

DKK thousand	Note	2005	2004
EQUITY			
Share capital		77,779	77,369
Hedging reserve		(21,713)	(23,734)
Warrant reserve		17,643	17,643
Translation reserve		(78,258)	(134,368)
Retained earnings		631,584	658,730
Share of equity held by shareholders in Dako A/S		**627,035**	**595,640**
Minority interests		-	227
Total equity		**627,035**	**595,867**
LIABILITIES			
Provision for deferred tax	21	33,334	62,047
Long-term employee benefits	22	14,278	14,088
Credit institutions	24	641,164	684,129
Income tax payable		5,583	-
Other liabilities		5,732	232
Capitalized lease liabilities	24	10,629	10,548
Non-current liabilities		**710,720**	**771,044**
Other provisions	23	50,454	23,953
Credit institutions	24	193,661	156,236
Prepayments from customers		39,921	17,226
Trade payables		89,731	97,445
Income tax payable		5,928	4,417
Other liabilities		196,210	199,971
Capitalized lease liabilities	24	1,085	1,457
Liabilities concerning assets held for sale	31	6,527	-
Current liabilities		**583,517**	**500,705**
Total liabilities		**1,294,237**	**1,271,749**
Total equity and liabilities		**1,921,272**	**1,867,616**

GROUP
CASH FLOW STATEMENT

DKK thousand	Note	2005	2004
Operating profit/(loss)		(4,447)	81,614
Operating profit for discontinued operations		27,381	25,149
Adjustment for items with no cash effect:			
Depreciation, amortization and impairment losses	5	130,049	121,163
Provisions, net		24,885	11,882
Other non-cash items, net		7,009	(5,464)
Interest receipts and payments, net		(50,747)	(31,900)
Income tax paid		(34,930)	(11,599)
Increase in working capital	25	(54,483)	(125,329)
Cash flow from operating activities		**44,717**	**65,516**
Investments in intangible assets	26	(14,442)	(5,568)
Investments in property, plant and equipment	26	(73,181)	(151,755)
Investment in other non-current assets	26	(9,763)	(14,714)
Proceeds from sale of intangible assets		-	1,193
Proceeds from sale of property, plant and equipment		8,139	8,069
Proceeds from sale of other non-current assets		345	3,014
Proceeds from sale of bonds		96,613	14,730
Cash flow from/(to) investing activities		**7,711**	**(145,031)**
Free cash flow		**52,428**	**(79,515)**
Increase/(decrease) in financial liabilities		(44,512)	258,659
Exercised warrants		4,763	2,713
Dividend paid		(3,843)	(3,862)
Repayment of minority interests		(212)	-
Cash flow from/(to) financing activities		**(43,804)**	**257,510**
Increase/(decrease) in cash and cash equivalents		**8,624**	**177,995**
Cash and cash equivalents at January 1		(104,243)	(288,871)
Exchange rate adjustment		(7,181)	6,633
Total cash and cash equivalents at December 31	27	**(102,800)**	**(104,243)**

GROUP

STATEMENT OF CHANGES IN EQUITY

DKK thousand	Share capital	Share premium	Hedging reserve	Warrant reserve	Translation reserve	Retained earnings	Total	Minority interests	Total equity
2005									
Equity at January 1	77,369	-	(23,734)	17,643	(134,368)	658,730	595,640	227	595,867
Exchange rate adjustment, foreign subsidiaries	-	-	-	-	56,110	-	56,110	8	56,118
Value adjustment of derivatives transferred to the income statement (before tax)	-	-	2,943	-	-	-	2,943	-	2,943
Value adjustment of derivatives	-	-	805	-	-	-	805	-	805
Tax on value adjustment of derivatives	-	-	(1,727)	-	-	-	(1,727)	-	(1,727)
Share-based payment	-	-		-	-	1,725	1,725	-	1,725
Net loss for the year	-	-		-	-	(29,381)	(29,381)	(23)	(29,404)
Total income	**-**	**-**	**2,021**	**-**	**56,110**	**(27,656)**	**30,475**	**(15)**	**30,460**
Dividend paid	-	-	-	-	-	(3,843)	(3,843)	-	(3,843)
Exercise of warrants	410	-	-	-	-	4,353	4,763	-	4,763
Repayment of minority interests	-	-	-	-	-	-	-	(212)	(212)
Equity at December 31	**77,779**	**-**	**(21,713)**	**17,643**	**(78,258)**	**631,584**	**627,035**	**-**	**627,035**
2004									
Equity at January 1	77,208	28,248	-	17,643	(106,791)	569,441	585,749	-	585,749
Change of accounting policies	-	-	(19,457)	-	-	19,594	137	447	584
Adjusted equity at January 1	**77,208**	**28,248**	**(19,457)**	**17,643**	**(106,791)**	**589,035**	**585,886**	**447**	**586,334**
Exchange rate adjustment, foreign subsidiaries	-	-	-	-	(27,577)	-	(27,577)	17	(27,560)
Value adjustment of derivatives transferred to the income statement (before tax)	-	-	3,060	-	-	-	3,060	-	3,060
Value adjustment of derivatives	-	-	(9,170)	-	-	-	(9,170)	-	(9,170)
Tax on value adjustment of derivatives	-	-	1,833	-	-	-	1,833	-	1,833
Share-based payment	-	-	-	-	-	610	610	-	610
Net profit for the year	-	-	-	-	-	42,147	42,147	(237)	41,910
Total income	**-**	**-**	**(4,277)**	**-**	**(27,577)**	**42,756**	**10,902**	**(220)**	**10,682**
Dividend paid	-	-	-	-	-	(3,862)	(3,862)	-	(3,862)
Exercise of warrants	161	2,552	-	-	-	-	2,713	-	2,713
Transferred to Retained earnings	-	(30,800)	-	-	-	30,800	-	-	-
Equity at December 31	**77,369**	**-**	**(23,734)**	**17,643**	**(134,368)**	**658,730**	**595,640**	**227**	**595,867**

Hedging reserve
The hedging reserve contains the accumulated net change in the fair value of hedging transactions which meet the criteria for hedging future cash flows and where the hedged transaction has yet to be realized.

Translation reserve
The translation reserve contains all the exchange differences arising on the translation of the financial statements of units with a functional currency other than DKK, exchange differences relating to assets and liabilities which form part of the Group's net investment in such units, and exchange differences relating to hedging transactions to hedge the Group's net investment in such units.

Warrant reserve
Refer to note 4 under Warrants.

1 ACCOUNTING POLICIES

General
The Annual Report has been prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the EU and additional Danish reporting requirements, cf. the Statutory Order on Adoption of IFRS issued in pursuance of the Danish Financial Statements Act.

The Annual Report also complies with International Financial Reporting Standards issued by the IASB.

The Annual Report has been prepared in Danish kroner (DKK).

Changes in accounting policies
In 2005 the Dako Group adopted a number of new IFRS standards and revised IAS standards which entered into force on January 1, 2005. The accounting impact of this is as follows:

	January 1, 2004				December 31, 2004		
DKK thousand	**Assets**	**Liabilities**	**Equity**	**Net profit for the year**	**Assets**	**Liabilities**	**Equity**
According to the Annual Report 2004	1,761,769	1,176,020	585,749	42,337	1,867,616	1,272,297	595,320
Share-based payment	-	-	-	(610)	-	-	-
Minority interests	-	(447)	447	237	-	(227)	227
Tax effect of adjustments	-	(138)	138	183	-	(321)	321
Total adjustments	-	(585)	585	(190)	-	(548)	548
Determined according to new IFRS standards	**1,761,769**	**1,175,435**	**586,334**	**42,147**	**1,867,616**	**1,271,749**	**595,867**

Amortization of goodwill
In accordance with IFRS 3, goodwill has not been amortized after January 1, 2005. Previously the Dako Group amortized goodwill over economic life. Comparative figures and key figures have not been restated for 2004.

Share-based payment
The value of services received as consideration for incentive schemes is measured at the fair value of the options granted. For equity-settled schemes granted after November 7, 2002 and not yet fully vested on January 1, 2005, the fair value is measured on the grant date and recognized as staff expenses in the income statement over the vesting period. Comparative figures have been restated for these schemes. For cash-settled schemes, the settlement liability is calculated on the grant date. The liability is then measured again on each balance sheet date and on final settlement. Changes in value are recognized in the income statement as staff expenses. To date there has been no recognition of share-based payment. See also the note on share-based payment.

The deferred tax effects resulting from the change in accounting policy have been taken into account.

Foreign exchange translation of foreign sales subsidiaries
Exchange differences arising on the translation of the income statement and balance sheet of foreign sales subsidiaries with a currency other than Danish kroner as the functional currency were previously recognized in the income statement and taken to a separate reserve in equity. From January 1, 2005, these foreign sales subsidiaries have changed their functional currency from Danish kroner to local currency. Consequently, from January 1, 2005 all exchange differences arising on the translation of the income statement and balance sheet have been recognized directly in a separate reserve in equity in accordance with IAS 21. Accordingly, comparative figures and key figures have not been restated for 2004.

Presentation of minority interests
Minority interests' proportionate share of the profit and equity of subsidiaries is included as an integrated part of net profit for the year and equity. Previously, minority interests' proportionate share of profit was deducted from the Parent Company's share of the consolidated profit, while minority interests' proportionate share of equity was shown as a separate item from equity.

Key figures
The key figures for 2001/02-2003 have not been restated in line with the changes in accounting policies and therefore correspond to the key figures published in the Annual Report for 2004. The adjustments that would be necessary to restate the comparative figures in the overview of key figures for 2001/02-2003 correspond to the adjustments made to the opening balance sheet on January 1, 2004 and the net profit for 2004, cf. above. However, the effect of these adjustments on the figures for 2001/02-2003 would differ from the figures given.

Consolidation
The consolidated financial statements comprise Dako A/S (the Parent Company) and the companies (subsidiaries) controlled by the Parent Company. Control is achieved where the Parent Company directly or indirectly holds more than 50% of the voting rights or otherwise exercises a controlling influence.

The consolidated financial statements are prepared on the basis of the financial statements of the Parent Company and the subsidiaries by combining items of a similar nature and by eliminating intercompany income and expenses, investments, balances and unrealized gains and losses on transactions between the consolidated companies. Account is taken of the deferred tax effect of such eliminations.

Companies which are not subsidiaries but in which Dako A/S holds 20% or more of the voting rights or otherwise exercises a significant influence are regarded as associated companies. The proportionate share of the profits or losses of associated companies is recognized in the income statement according to the equity method. Transactions with consolidated companies, including realized and unrealized gains and losses, are eliminated proportionately.

An overview of subsidiaries and associated companies is shown on page 83.

Business combinations

Newly acquired or established companies are recognized in the consolidated financial statements from the time of acquisition. Companies sold or discontinued are recognized in the consolidated income statement until the time of sale or discontinuation. Comparative figures are not restated for companies newly acquired, sold or discontinued. However, discontinued operations are presented separately, cf. below.

Acquisitions of new companies over which the Parent Company then exercises a controlling influence are accounted for using the purchase method of accounting. The identifiable assets, liabilities and contingent liabilities of acquired companies are measured at fair value at the time of acquisition. Identifiable intangible assets are recognized if they are separable or derive from a contractual right, and if their fair value can be measured reliably. The deferred tax effects of the revaluations made are recognized.

For business combinations taking place on or after March 31, 2004, any excess of the cost of the company and the fair value of the identifiable assets, liabilities and contingent liabilities acquired (goodwill) is recognized under intangible assets as goodwill. Goodwill is not amortized but is tested annually for impairment. The first impairment test is carried out before the end of the acquisition year. At the time of acquisition, goodwill is allocated to the cash-generating units which subsequently form the basis for impairment testing. Goodwill and fair value adjustments relating to the acquisition of a foreign unit with a functional currency other than the Dako Group's presentation currency are treated as assets and liabilities of the foreign unit and are translated into the foreign unit's functional currency at the exchange rate on the transaction date. Any excess of fair value over cost (negative goodwill) is recognized in the income statement at the time of acquisition.

For business combinations taking place before March 31, 2004, the accounting classification under the previous accounting policies has been retained. Goodwill is recognized on the basis of the cost recognized under the previous accounting policies less amortization and impairment losses through to December 31, 2004. Goodwill has not been amortized after January 1, 2005.

If there is uncertainty at the time of acquisition about the measurement of the identifiable assets, liabilities and contingent liabilities acquired, initial recognition is based on provisionally determined fair values. Should it subsequently emerge that the identifiable assets, liabilities and contingent liabilities had different fair values at the time of acquisition than initially assumed, goodwill is adjusted up to 12 months from the time of acquisition. The effect of the adjustments is recognized in opening equity, and comparative figures are restated. Unless material errors have been made, goodwill is then adjusted only as a result of changes in estimates of conditional purchase prices. However, subsequent realization of deferred tax assets at the acquired company which were not recognized at the time of acquisition will result in the recognition of these tax assets in the income statement and a simultaneous writedown in the carrying amount of goodwill to the amount that would have been recognized had the deferred tax assets been recognized as an identifiable asset at the time of acquisition.

Gains and losses on the disposal of subsidiaries and associated companies are determined as the difference between the sale or discontinuation proceeds and the carrying amount of the net assets including goodwill at the time of sale plus the cost of sale or discontinuation.

Translation of foreign currency

A functional currency is determined for each of the reporting companies in the Group. The functional currency is the currency of the primary economic environment in which the reporting company operates.

Transactions in currencies other than the functional currency are transactions in foreign currency, and are translated on initial recognition to the functional currency at the exchange rate on the transaction date. Exchange differences arising between the exchange rates on the transaction date and the settlement date are recognized in the income statement as financial income/expenses.

Receivables, payables and other monetary items in foreign currency are translated at the exchange rate on the balance sheet date. Exchange differences arising between the exchange rates on the balance sheet date and the time when the receivable or payable originated are recognized in the income statement as financial income/expenses.

When including foreign companies with a functional currency other than Dako A/S' presentation currency in the consolidated financial statements, their income statements are translated at the exchange rate on the transaction date, and balance sheet items are translated at the exchange rate on the balance sheet date. An average rate for each month is used as the exchange rate on the transaction date unless this gives a materially different picture. Exchange differences arising on the translation of foreign companies' equity at the beginning of the year to the exchange rate on the balance sheet date, and on the translation of their income statements from the exchange rate on the transaction date to the exchange rate on the balance sheet date, are recognized directly in equity.

Exchange differences on loans to/from foreign companies which are regarded as part of the overall net investment in the company in question are recognized directly in equity in the consolidated financial statements if the balance is denominated in the functional currency of either the Parent Company or the foreign company.

Derivative financial instruments

Derivative financial instruments are recognized initially at cost. Subsequent to initial recognition, derivative financial instruments are recognized in the balance sheet at fair value calculated according to generally accepted valuation methods. Realized and unrealized value adjustments are recognized in the income statement as financial income/expenses, apart from derivative financial instruments qualifying for hedge accounting. The fair value of interest rate swaps is the estimated amount that the Group would receive or pay to terminate the swap on the balance sheet date, taking into account current interest rates and the current creditworthiness of the swap counterparties. The fair value of forward exchange contracts is their quoted market price on the balance sheet date, being the present value of the quoted forward price.

Changes in the fair value of derivative financial instruments contracted to hedge the fair value of recognized assets and liabilities are recognized in the income statement together with changes in the value of the hedged asset/liability.

Changes in the fair value of derivative financial instruments contracted to hedge the fair value of future transactions and the associated tax effects are taken directly to equity. On realization of the hedged item, changes in value are transferred from equity and recognized together with the hedged item, except for hedges of net proceeds related to monetary assets and liabilities, where fair value changes are transferred from equity and recognized in the income statement over the life of the hedged asset/liability.

Segment information

The Group is engaged principally in the "cell-based cancer diagnostics" business segment, which is the Group's only primary business segment. Geographical segments are based on management structure and the location of the Group's companies. Sales, segment assets and investments in property, plant and equipment, and intangible assets used directly in the segment's operations are disclosed within the secondary geographical segments.

INCOME STATEMENT

Net sales

Net sales from sales of goods for resale and manufactured goods are recognized in the income statement on the date of the transfer of risk and ownership. Net sales comprise invoiced sales for the year less returned goods, sales taxes mainly comprising value-added tax, and price reductions directly related to sales. Net sales also include license and royalty income.

Sale of standardized instruments is included in net sales on the transfer of risk and ownership.

Sale of customized instruments is included in net sales on the receipt of the customer's acceptance of risk and ownership.

Revenue from rental agreements is recorded over the term of the rental agreement.

Government grants

Government grants include subsidies and financing of development projects as well as investment subsidies, etc.

Subsidies for research and development expenses included in the income statement are recognized under research and development expenses so as to offset the expenses they are compensating.

Subsidies for the purchase of assets and development assets included in the balance sheet are offset against the cost of the assets for which the subsidies are given.

Cost of goods sold

Cost of goods sold includes the cost of raw materials, consumables and goods for resale, direct labor and indirect costs of production, including the cost of operating and depreciating manufacturing facilities. Cost of goods sold also includes any writedown to net realizable value of obsolete and slow-moving items, and royalty expenses relating to sales of goods under a third-party license.

Sales and distribution expenses

Sales and distribution expenses comprise expenses attributable to the distribution, sales and marketing of the Group's products, including salaries, depreciation and other indirect expenses.

Research and development expenses

Research and development expenses comprise expenses attributable to the Group's research and development functions, including wages and salaries and maintenance of patents as well as amortization and other indirect expenses.

Research expenses are expensed as incurred.

Development projects which are clearly defined and identifiable, where technical feasibility, adequate resources and a potential future market or internal use can be demonstrated, and where there is an intention to produce, market or sell the project, are recognized as intangible assets provided that there is a connection between expenses incurred and future benefits. Otherwise development expenses are expensed as incurred. If there is any uncertainty about the development of new products, the criteria for capitalization are not deemed to have been met.

Administrative expenses

Administrative expenses comprise the cost of the Group's administrative functions, including the salaries of management and other administrative staff, office expenses, depreciation and other indirect costs, as well as bad debt provisions and realized losses on receivables.

Other income and expenses

Other income and expenses comprise items of a secondary nature in relation to the Group's activities.

Financial income and expenses

Financial income and expenses include interest income and expenses which are recognized in the income statement at the amounts relating to the financial year.

Financial income and expenses also include the interest element of payments under finance leases, value adjustments of financial assets and liabilities measured at fair value, and gains and losses on items denominated in foreign currency and forward exchange contracts and other derivative financial instruments not used for hedging purposes.

Taxation

Dako A/S is covered by the Danish rules on compulsory joint taxation of the Danish subsidiaries in the Dako Group. Subsidiaries are included in joint taxation from the date they are consolidated in the consolidated financial statements and until they are deconsolidated.

Current Danish income tax is distributed by calculating the joint taxation contribution between the jointly taxed companies in proportion to their taxable income. This means that companies with a taxable loss receive a joint taxation contribution from companies which have been able to use this loss to reduce their own taxable profit.

Tax for the year, which comprises current income tax for the year, the joint taxation contribution for the year and change in deferred tax, including as a result of changes in the tax rate, is recognized in the income statement where it can be attributed to net profit for the year, and directly in equity where it can be attributed to items in equity.

Pursuant to the joint taxation rules, as the administration company Dako A/S assumes liability for the payment of tax by Danish subsidiaries to the tax authorities in line with the subsidiaries' payment of joint taxation contributions.

Current tax liabilities and tax receivable are recognized in the balance sheet as tax calculated on the taxable income for the year, adjusted for tax on the taxable income for previous years and for tax paid on account.

Joint taxation contributions due and receivable are recognized in the balance sheet under amounts owed or due to subsidiaries.

Deferred tax is measured using the balance sheet liability method for all temporary differences between accounting and tax values of assets and liabilities. However, no deferred tax is recognized for temporary differences relating to consolidated goodwill, which is non-tax-deductible, and other items where temporary differences – with the exception of company acquisitions - have arisen at the date of purchase without this having any effect on profit or taxable income. In cases where specification of tax value may be made in accordance with different taxation rules, deferred tax is measured on the basis of Management's planned use of the asset or disposal of the liability.

Deferred tax assets, including the tax value of tax losses carried forward, are recognized at the value at which they are expected to be used, either through set-off against tax on future earnings or through set-off against deferred tax liabilities within the same legal tax entity and jurisdiction.

Adjustment is made for deferred tax relating to elimination of unrealized intercompany gains and losses.

Deferred tax is measured on the basis of the tax rules and tax rates in the respective countries which, under the legislation in force on the balance sheet date, will be applicable when the deferred tax is expected to be realized as current tax.

Tax arising on the possible sale of subsidiaries is not recognized in the balance sheet unless the shares are expected to be divested within a short period of time.

Deferred tax is also recognized to cover the recapture of tax losses in previously jointly taxed foreign subsidiaries.

BALANCE SHEET

Intangible assets

Intangible assets are measured at cost less accumulated amortization and impairment losses.

The cost of internally generated intangible assets includes the cost of materials, direct labor and a share of indirect costs. Internally generated intangible assets are capitalized if the criteria for capitalization are deemed to have been met.

When measuring software developed for internal use, external costs related to consultants and software as well as direct and indirect internal costs directly related to the development phase are included.

Other development expenses which cannot be shown to have probable future economic benefits for the Group are expensed as incurred.

Intangible assets are systematically amortized based on an individual assessment of the economic life of the asset.

The normal assumptions for economic life are:

Completed development projects	max.	5 years
Acquired patents, licenses and similar rights	max.	5 years
Computer licenses/system implementation expenses	max.	7 years

Assets of limited life or value are recognized as an expense in the year of acquisition.

The accounting treatment of goodwill is presented in the section on business combinations.

Property, plant and equipment

Land and buildings, plant and machinery, other fixtures and fittings, tools and equipment, and apparatus and instruments leased to customers are measured at purchase price or cost less accumulated depreciation and impairment losses.

Cost comprises the purchase price and expenses related to the purchase up to the time when the asset is ready for use. For assets generated internally, cost includes direct and indirect costs of materials, components, subcontractors and labor. The cost of a composite asset is divided between its constituent components, which are depreciated individually if the useful life of the individual components varies.

Interest during the construction and installation of property, plant and equipment is not included in cost.

Property, plant and equipment are depreciated on a straight-line basis over the expected useful lives of the assets taking account of their anticipated residual value. The useful life of major assets is determined individually, while the useful lives of other assets are determined for groups of similar assets.

The following expected useful lives are used:

Buildings	max.	40 years
Plant and machinery	max.	10 years
Other fixtures and fittings, tools and equipment	max.	7 years

Land is not depreciated.

Assets of limited life or value are expensed in the year of acquisition.

The costs of maintaining property, plant and equipment are expensed as incurred, either directly in the income statement or as part of indirect costs of production.

Expenses incurred that significantly increase the value in use of the asset concerned are added to the asset's cost as an improvement and are depreciated over the expected useful life of the improvement.

Gains or losses on the disposal or scrapping of property, plant and equipment are calculated as the difference between the carrying amount and the selling price reduced by dismantling and disposal costs. Gains and losses are included in the income statement under the same items as the associated depreciation.

The Group's rabbits, goats and pigs are not recognized as assets as it is not possible to measure cost reliably.

Impairment

The carrying amount of intangible assets and property, plant and equipment is assessed on a regular basis. For goodwill and intangible assets with an indefinite useful life or which are not yet available for use, an impairment test is performed once a year. For other assets, specific impairment tests are performed if there are factors indicating that the carrying amount of the asset exceeds the value of expected future cash flows from it. If this test concludes that the value of expected cash flows from the asset will be lower than the carrying amount, the asset is written down to the higher of fair value less selling expenses and value in use. Impairment losses are recognized in the income statement as other income/expenses.

Financial assets

Investments in associated companies are measured according to the equity method. This means that the investments are recognized in the balance sheet at the Group's proportionate share of the companies' net assets plus goodwill.

Receivables with a fixed maturity that the Group intends to hold until maturity are measured at amortized cost.

Other financial assets are stated at fair value with any resultant gain or loss recognized in the income statement.

Inventories

Raw materials, consumables and goods for resale are measured at cost plus the cost incurred in bringing the inventories to their present location and condition according to an approximated FIFO principle.

Work in process and manufactured goods are measured at standard cost, which approximates cost calculated according to the FIFO principle. Cost includes the cost of materials and direct labor as well as a share of indirect costs of production, including the cost of operating and depreciating manufacturing facilities. Interest incurred during production is not included in cost.

Inventories are written down to net realizable value if this is lower than the purchase price or cost. The net realizable value is calculated as the expected ordinary selling price less the costs of completion and expenses incurred to make the sale. The net realizable value is usually calculated per product or, alternatively, for similar goods with a similar sales process.

Receivables

Receivables arising in the Group's normal course of business are measured at nominal value less impairment losses to reflect the risks of losses calculated on the basis of an individual evaluation.

Securities
Bonds are recognized at the quoted price on the balance sheet date. Realized and unrealized gains and losses relating to value adjustments or sale of bonds are recognized in the income statement as financial income/expenses.

Financial assets are recognized/derecognized on the day they are transferred to/from the Group.

Dividends
The proposed dividend is presented separately in equity until approved by the Annual General Meeting. It is then shown as a liability.

Pension liabilities
The Group has entered into defined-contribution pension plans and similar agreements with most of the Group's employees. The agreements vary according to statutory, contractual and other local rules.

Payments to these defined-contribution plans are recognized in the period to which they relate. Any contributions payable are recognized in the balance sheet under current liabilities other than provisions.

With respect to other non-current employee benefits, provisions in the balance sheet are calculated as the present value of the expected payments.

The Group has no defined-benefit plans.

Other provisions
Liabilities relating to the financial year or previous financial years which are uncertain with respect to size or due date are recognized in the balance sheet under Other provisions.

Provisions are measured at Management's best estimate of the amount at which the liability is expected to be redeemed. Provision is made to cover warranty liabilities. The provision is calculated on the basis of experience from previous financial years.

Share-based payment
The Group has set up share-based payment schemes. The fair value of the services supplied by employees in return for the grant of options or shares is recognized as an expense over the vesting period.

The total amount expensed over the vesting period is determined on the basis of the fair values of the options or shares granted. The fair value is determined on the grant date using an option-pricing model. The calculations take account of the terms and conditions relating to the schemes granted.

The Group has also issued share options to suppliers. The fair value of the services supplied is recognized as an expense over the vesting period.

On the initial recognition of share options, an estimate is made of the number of options expected to vest. Adjustments are subsequently made for changes in the estimated number of vested options, such that ultimate recognition is based on the actual number of vested options.

The fair value of options granted is estimated using an option-pricing model. The calculations take account of the terms and conditions relating to the options granted.

Liabilities other than provisions
Debt to credit institutions, etc., is initially recognized at the value of the amount received less transaction costs paid. Subsequent to initial recognition, financial liabilities are measured at amortized cost, equivalent to the capitalized value when a constant effective rate of interest is used, so that the difference between the amount received and the nominal value is recognized in the income statement over the loan period.

Other liabilities are measured at net realizable value.

LEASING

Dako as lessee
Leases that transfer substantially all risks and rewards incident to ownership of an asset to Dako are classified as finance leases. Other leases are classified as operating leases.

Assets held under finance leases are recognized in the balance sheet at the lower of the asset's fair value at the time of entering into the lease and the present value of the minimum lease payments. The discount rate used in calculating the present value is the internal rate of return laid down in the lease or the Group's alternative loan rate. Assets held under finance leases are depreciated on a straight-line basis over estimated useful life in the same way as similar assets owned by the Group.

The corresponding lease liability is recognized as a liability in the balance sheet and the interest thereon is recognized in the income statement under financial expenses.

Lease payments under operating leases are expensed as incurred. The total lease payments are disclosed under contingent liabilities.

Dako as lessor
Assets leased by the Group to customers under leases classified as finance leases are recognized in the balance sheet under Receivables at an amount equal to the Group's net investment. Lease payments are accounted for as repayments on the receivable and interest thereon. Expenses incurred in connection with entering into the leases are recognized in the income statement.

Lease payments relating to operating leases are recognized as income as they fall due for payment.

Assets held for sale

Assets held for sale comprise non-current assets and disposal groups held for sale. Disposal groups are groups of assets which will be disposed of at the same time by means of sale or similar in a single transaction, and liabilities directly related to these assets, which will be transferred at the time of the transaction. Assets are classified as "held for sale" if their carrying amount will primarily be recovered by means of sale within 12 months in accordance with a formal plan rather than through continued use.

Assets or disposal groups held for sale are measured at the lower of the carrying amount and fair value less selling expenses. From the time they are classified as "held for sale", assets are not depreciated or amortized.

Impairment losses arising on initial classification as "held for sale" and gains or losses on subsequent measurement at the lower of the carrying amount and fair value less selling expenses are recognized in the income statement under the items to which they relate. Gains and losses are specified in the notes.

Assets and associated liabilities are shown in separate lines in the balance sheet, and the main items are specified in the notes.

Presentation of discontinued operations

A discontinued operation is a unit whose activities and cash flows can be clearly distinguished operationally and financially from the rest of the business, and which has either been sold or been classified as held for sale, and the sale is expected to be completed within one year on the basis of a formal plan.

Post-tax profits and value adjustments for discontinued operations are presented in a separate line of the income statement with comparative figures. Sales, expenses, value adjustments and taxes for the discontinued operations are reported in the notes. Similarly, assets and associated liabilities are reported in separate lines of the balance sheet, cf. Assets held for sale, and the main items are specified in the notes.

Cash flows from operating, investing and financing activities for discontinued operations are disclosed in a note.

CASH FLOW STATEMENT

The consolidated cash flow statement is presented according to the indirect method and shows the composition of the Group's cash flows, divided into operating, investing and financing activities, and the Group's cash and cash equivalents at the beginning and the end of the year.

Cash flows from operating activities are calculated as the Group's profit or loss before tax, adjusted for non-cash operating items, change in working capital, financial income/expenses and income taxes.

Cash flows from investing activities include payments in connection with purchases and sales of non-current assets, including investments in companies. For purchases and sales of subsidiaries, the cash selling or purchase price is adjusted for cash in the purchased/sold company under cash flows from investing activities.

Cash flows from financing activities include payments to and from shareholders, the raising of and principal repayments on mortgage debt, and other non-current liabilities.

Cash and cash equivalents include cash less current bank debt due on demand.

Cash flows denominated in foreign currencies, including cash flows in foreign subsidiaries, are translated at the average exchange rates during the year as an approximation of the rates on the date of payment. Cash and cash equivalents at year-end are translated at the exchange rates on the balance sheet date.

GROUP – NOTES

2 ACCOUNTING ESTIMATES AND JUDGMENTS

Estimation uncertainty

The calculation of the carrying amount of some assets and liabilities is based on estimates of uncertain future events. Such estimates are made, for example, when calculating depreciation and impairment losses, intangible assets, inventories, receivables, pensions and similar obligations, provisions and contingent liabilities and assets.

The estimates used and the assumptions underlying them are based partly on experience from previous years and are believed by Management to be reasonable. However, general risks and uncertainties may cause the actual outcome to depart from these estimates. Particular risks for the Dako Group are discussed in a separate section of the Annual Report.

In particular, the measurement of intangible assets, including goodwill, could be affected by material changes in the estimates and assumptions underlying the calculation of their value. A description of the impairment test performed for intangible assets can be found in note 13.

Besides accounting estimates, Management makes various judgments as part of the application of the Group's accounting policies which may have a material impact on the amounts recognized in the financial statements.

In particular, judgments concerning the calculation of work in process and manufactured goods, including the calculation of standard cost inclusive of indirect costs of production and the need for writedowns to net realizable value, will have a material impact on the overall value of inventories.

Judgments are also made concerning the timing of revenue recognition, including, for standardized instruments, when delivery and transfer of risk take place, and, for customized instruments, the time of final customer acceptance.

3 SEGMENT INFORMATION

Dako operates within cell-based cancer diagnostics, which is the Group's only primary business segment. Dako is a global undertaking, which is represented by subsidiaries and distributors in more than 50 countries. These countries are divided into three geographical segments: Europe, North America and the Rest of the world, based primarily on distances between the activities, similarity of economic and political conditions as well as other conditions of importance to the pursuit of the activities in the individual markets.

DKK thousand	Europe	North America	Rest of the world	Continuing operations, total	Discontinued operations	Group, total
2005						
Net sales*	808,297	533,019	203,561	1,544,877	95,425	1,640,302
Intangible assets, additions	13,966	348	128	14,442	-	14,442
Intangible assets, carrying amount	234,612	1,962	315	236,889	-	236,889
Property, plant and equipment, additions	70,789	44,172	9,679	124,640	-	124,640
Property, plant and equipment, carrying amount	444,206	186,966	18,331	649,503	-	649,503
Total assets	1,050,912	624,457	173,968	1,849,337	71,935	1,921,272

* Including royalty of DKK 0.

DKK thousand	Europe	North America	Rest of the world	Continuing operations, total	Discontinued operations	Group, total
2004						
Net sales*	752,230	492,879	187,599	1,432,708	86,080	1,518,788
Intangible assets, additions	4,358	1,210	-	5,568	-	5,568
Intangible assets, carrying amount	245,954	1,969	321	248,244	-	248,244
Property, plant and equipment, additions	155,668	32,576	8,314	196,558	-	196,557
Property, plant and equipment, carrying amount	464,810	163,605	15,471	643,886	-	643,886
Total assets	1,235,388	469,441	162,787	1,867,616	-	1,867,616

* Including royalty of DKK 196 thousand.

GROUP – NOTES

4 STAFF EXPENSES

DKK thousand	2005	2004
Wages and salaries	590,658	555,248
Defined-contribution pension plans (note 22)	19,545	16,642
Other social security costs, etc.	49,453	26,702
Share-based payment	1,146	610
Total staff expenses	**660,802**	**599,202**
Included in the income statement under the following headings:		
Cost of goods sold	133,956	114,261
Sales and distribution expenses	299,701	277,529
Research and development expenses	123,104	126,265
Administrative expenses	102,895	80,537
Total	**659,656**	**598,592**
Cost regarding share-based payment is recognized as follows:		
Cost of goods sold	254	209
Sales and distribution expenses	20	47
Research and development expenses	129	94
Administrative expenses	743	260
Total	**1,146**	**610**
Average number of employees	1,360	1,302
Remuneration to Management	10,248	3,340
Remuneration to the Board of Directors	1,050	900
Total remuneration to Management and Board of Directors	**11,298**	**4,240**

Remuneration to Management in 2005 includes salary, severance pay and fee to former management.

In 2005, a total of 230,250 warrants and 107,000 phantom shares (2004: 137,500) were issued to employees of the Dako Group, including 0 to Management. The issued warrants entitle the holders to subscribe for a total of 2,786,848 shares (2004: 3,072,565).

The discontinued operations are offset in the figures above at the following amounts: Wages and salaries: DKK 22,472 thousand (2004: DKK 21,942 thousand), Defined-contribution pension plans: DKK 1,764 thousand (2004: DKK 1,698 thousand) and Other social security costs, etc.: DKK 2,208 thousand (2004: DKK 2,328 thousand). Average number of employees is 78 (2004: 79).

Share-based payment

Dako A/S has a shareholder-approved warrant program. Pursuant to this program, Dako's Board of Directors is authorized to issue warrants to certain employees to subscribe for shares in Dako A/S in one or more issues of up to 3,066,000 warrants, and subsequently upon exercise to increase the nominal share capital by DKK 6,132,000.

In August 2002 the Board of Directors offered a broad range of the Group's employees a number of warrants to subscribe for shares in Dako A/S. The warrants offered and accepted have a weighted average exercise price of DKK 74 and a weighted average contractual life of six years from December 31, 2002.

In August 2002 Dako A/S acquired the instrumentation activities of CytoLogix, Inc. of Cambridge, MA in the USA. Pursuant to the acquisition, Dako A/S issued 775,973 warrants to CytoLogix, Inc. to subscribe for 775,973 shares (nominal value DKK 1,551,946). The exercise price was set at DKK 37. The warrants are only exercisable upon certain criteria being met.

In October 2002 CytoLogix, Inc. met some of the criteria for the exercise of the warrants and was thus entitled at December 31, 2002 to exercise 310,389 of the total of 775,973 warrants issued. All of the exercisable warrants were exercised and a total of 310,389 shares (nominal value DKK 620,778) in Dako A/S were subscribed for on January 3, 2003.

The remaining 465,584 warrants granted to CytoLogix, Inc. are recognized in equity as a separate "warrant reserve". The formal exercise of these warrants depends on the fulfillment of certain predetermined criteria which all serve as an indicator of the value of the shares acquired. If some or all of these criteria are not met, the reserve in equity will be dissolved in whole or in part and the value of the assets acquired will be adjusted accordingly.

Prior to the merger in 2002, Dako Colorado, Inc. (Cytomation, Inc.) had a shareholder-approved share option plan. Pursuant to this plan, Dako Colorado, Inc. could grant options to specific employees and third parties to subscribe for a number of shares at a predetermined exercise price. Additionally, prior to the merger the Board of Directors of Dako Colorado, Inc. had granted options to a supplier to subscribe for 50,000 shares with an exercise price of USD 10.

In accordance with the terms of the exchange offer and its Articles of Association, Dako A/S has assumed the share options granted by Dako Colorado, Inc. Thus the Board of Directors decided on February 28, 2003 and March 28, 2003 respectively to grant a total of 1,640,596 warrants to subscribe for a total of 1,640,596 shares (nominal value DKK 3,281,192) in Dako A/S. These warrants have an average exercise price of DKK 30 per share and an average contractual life of six years from the date they were granted by Dako A/S.

GRANT AND EXERCISE OF EQUITY INSTRUMENTS IN 2005

Equity-settled schemes in 2005

In 2005 the Dako Group granted a total of 230,250 warrants to the Group's employees. Each warrant entitles the employee to subscribe for one share of DKK 2 in Dako A/S, corresponding to 0.6% of the share capital if all the warrants are exercised.

The allocation of warrants has been determined by the Board of Directors and Executive Management. Allocation is on the basis of an assessment of the Company's and/or employee's performance based on a number of objective and subjective criteria.

The warrants have been issued at an exercise price of DKK 73.83. Exercise of the warrants is conditional upon the employee being in continued and unterminated employment at the time of exercise. There are no other vesting conditions. Special provisions apply concerning sickness and death and following changes in the Company's capital position, etc.

The warrants may be exercised no earlier than 2007 and no later than 2011, and may be exercised only during a period of 21 days following the publication of annual and interim reports.

The warrants may be settled in shares only. A proportion of the Company's holding of treasury shares has been set aside to settle the warrants granted.

The average share price at the time of exercise for those warrants exercised in 2005 was DKK 54 per share.

Cash-settled schemes in 2005

In 2005 Dako A/S converted a total of 37,900 warrants granted to employees in the USA in 2004 into phantom shares. It also granted an additional 69,100 phantom shares, making a total of 107,000 such shares. These phantom shares may be settled in cash only.

Each phantom share entitles the holder to a bonus calculated on the basis of an increase in value corresponding to the previous equity-settled schemes with an exercise price of DKK 73.83 per share of DKK 2.

Exercise of the phantom shares is conditional upon the holder being in continued and unterminated employment at the time of exercise. There are no other vesting conditions. Special provisions apply concerning sickness and death and following changes in the Company's capital position, etc.

The phantom shares may be exercised no earlier than 2007 and no later than 2011, and may be exercised only during a period of 21 days following the publication of annual and interim reports.

Accounting treatment

Under the transitional provisions of IFRS 2, the accounting treatment of share-based payment schemes depends on whether the instruments were granted before or after November 7, 2002 and vest before or after January 1, 2005.

Instruments granted after November 7, 2002 and vesting after January 1, 2005 have been recognized in accordance with the provisions of IFRS 2. For all other instruments, the previous accounting policy of not recognizing the value of warrants has been retained, with the exception of those granted to CytoLogix, Inc. in connection with the acquisition of activities, cf. above, which are recognized directly in equity.

In 2005 the recognized fair value of share options for the Group was DKK 1.7 million (2004: DKK 0.6 million), of which equity-settled options accounted for DKK 1.7 million (2004: DKK 0.6 million). A part of the expenses, DKK 0.6 million, is recognized as R&D (2004: DKK 0.0 million).

For cash-settled schemes, the bonus liability has been calculated based on a fair value that is used in transactions between independent parties.

Warrants

In August 2002 Dako A/S acquired the instrumentation activities of CytoLogix, Inc., Cambridge, MA, USA. In this connection, Dako A/S issued to CytoLogix, Inc. a total of 775,973 warrants with a right to subscribe for a total of 310,389 shares in Dako A/S (nominal value DKK 1,552 thousand). In 2003 CytoLogix exercised 775,973 warrants (nominal value: DKK 620,778). The associated capital increase was implemented in 2003. The subscription amount of DKK 11,762 thousand was transferred to the share premium reserve from a special reserve designated "warrant reserve". The remaining DKK 17,643 thousand is included in the warrant reserve as at December 31, 2004.

The formal exercise of the remaining warrants depends on compliance with certain predefined criteria which all serve as indicators of the value of the transferred assets. In the event of non-compliance with some or all of these criteria, the reserve under equity will be dissolved in whole or in part, and the value of the transferred assets will be adjusted accordingly. In addition to the warrants issued to CytoLogix, Inc., Dako has granted warrants to employees and share options to suppliers.

The estimated fair values for equity instruments are based on the Black & Scholes option pricing model.

The assumptions for calculating the fair value of outstanding equity instruments at the time of grant are as follows:

Average share price	DKK 45-60
Exercise price	DKK 2-74
Expected volatility	30-40%
Expected life	5-6 years
Expected dividend per share	0.5%
Risk-free interest rate	3%

Expected volatility is based on historical volatility and the volatility used by comparable listed companies.

For instruments outstanding at December 31, 2005, the average remaining contractual life was 3.4 years (2004: 4.3 years), and the exercise prices were in the range DKK 2-74 per option (2004: DKK 2-74 per option). If all outstanding equity instruments are exercised, this corresponds to the right to acquire 9.3% of the share capital.

	Board of Directors	Other employees	Cyto-Logix	Suppliers, etc.	Total	Average exercise price per option	Fair value per option	Total fair value
Share options and warrants in the Dako Group	**Number**	**Number**	**Number**	**Number**	**Number**	**DKK**	**DKK**	**DKK thousand**
Outstanding at the beginning of 2004	246,504	2,984,084	465,584	170,115	3,866,287	50.40	-	-
Exercised	-	65,400	-	-	65,400	27.60	-	-
Lapsed	-	230,123	-	-	230,123	37.00	-	-
Granted in 2004	-	137,500	-	25,241	162,741	74.00	7.64	1,243
Outstanding at year-end 2004	**246,504**	**2,826,061**	**465,584**	**195,356**	**3,733,505**	**50.30**	-	-
Correction regarding 2004	-	111,527	-	-	111,527	73.83	-	-
Reclassified	(176,074)	-	-	176,074	-	73.83	-	-
Exercised	-	205,691	-	-	205,691	23.27	-	-
Lapsed	-	352,729	-	-	352,729	56.22	-	-
Granted in 2005	-	337,250	-	-	337,250	73.83	20.84	7,028
Outstanding at year-end 2005	**70,430**	**2,716,418**	**465,584**	**371,430**	**3,623,862**	**56.90**	-	-
Number of options that can be exercised at year-end 2005	**70,430**	**2,304,039**	-	**195,356**	**2,569,825**	-	-	-

5 DEPRECIATION, AMORTIZATION AND IMPAIRMENT LOSSES

DKK thousand	2005	2004
Amortization, intangible assets	38,877	46,482
Depreciation, property, plant and equipment	90,593	74,680
Writedown, property, plant and equipment	579	-
Depreciation concerning discontinued operations	(1,942)	(2,694)
Total depreciation, amortization and impairment losses	**128,107**	**118,468**

Included in the income statement under the following headings:		
Cost of goods sold	31,213	28,793
Sales anc distribution expenses	58,754	45,973
Research and development expenses	32,701	31,114
Administrative expenses	7,381	9,131
Amortization of goodwill	-	6,151
Depreciation concerning discontinued operations	(1,942)	(2,694)
Total depreciation, amortization and impairment losses	**128,107**	**118,468**

The depreciation, amortization and impairment losses include DKK 787 thousand (2004: DKK 1,798 thousand) in losses in connection with the disposal of property, plant and equipment.

DKK thousand	**2005**	**2004**
Intangible assets amortization and impairment losses are included under the following headings:		
Cost of goods sold	9,000	8,760
Sales and distribution expenses	435	-
Research and development expenses	16,366	17,680
Administrative expenses	13,076	13,891
Amortization of goodwill	-	6,151
Total depreciation, amortization and impairment losses	**38,877**	**46,482**

6 FEES TO STATUTORY AUDITORS

DKK thousand	**2005**	**2004**
Audit	4,621	3,328
Tax and VAT advisory services	1,272	1,175
Other services	2,288	2,442
Total fees to statutory auditors	**8,181**	**6,945**

GROUP – NOTES

7 OTHER INCOME

DKK thousand	2005	2004
Reversal of writedown for impairment and provisions regarding investment in Aperio Technologies, Inc.	4,895	-
Total other income	**4,895**	-

8 OTHER EXPENSES

DKK thousand	2005	2004
Writedown for impairment and provisions regarding investment in Aperio Technologies, Inc.	-	9,647
Settlement in an arbitration case with a former supplier	-	7,608
Total other expenses	-	**17,255**

9 FINANCIAL INCOME

DKK thousand	2005	2004
Interest income, cash	1,200	1,372
Other interest income	2,333	10,690
Exchange gains (net)	-	9,167
Financial income concerning discontinued operations	(363)	(435)
Total financial income	**3,170**	**20,794**

10 FINANCIAL EXPENSES

DKK thousand	2005	2004
Interest expenses, non-current liabilities other than provisions	23,547	23,286
Interest expenses, current liabilities other than provisions	29,311	29,161
Exchange losses (net)	5,387	-
Financial expenses concerning discontinued operations	(293)	(578)
Total financial expenses	**57,952**	**51,869**

11 TAX FOR THE YEAR FOR CONTINUING OPERATIONS

DKK thousand	2005	2004
Current tax on profit for the year	25,713	12,037
Change in deferred tax	(43,684)	9,750
Prior year adjustments	14,100	4,780
Other taxes	(6,739)	(434)
Total tax for the year	**(10,610)**	**26,133**

DKK thousand	2005	Percent	2004	Percent
Profit/loss before tax	(59,229)	-	50,539	-
Calculated tax on pre-tax profit/loss, 28% (2004: 30%)	(16,584)	28.0%	15,162	30.0%
Tax effect of:				
Difference from Danish tax rate of 28% (2004: 30%)	2,033	(3.4%)	2,613	5.2%
Non-deductible amoritization and impairment losses on goodwill	-	0.0%	1,845	3.7%
Total non-deductible expenses/(non-taxable income)	(2,878)	4.9%	3,252	6.4%
Utilization of unrecognized tax losses	(6,156)	10.4%	(1,005)	(2.0%)
Change in deferred tax as a result of change in tax rate	(1,125)	1.9%	(514)	(1.0%)
Prior year adjustments	14,100	(23.8%)	4,780	9.5%
Total tax for the year	**(10,610)**	**17.9%**	**26,133**	**51.7%**

12 EARNINGS PER SHARE

DKK thousand	2005	2004
Net profit for the year	(29,404)	41,910
Minority interests' share of Group profit	23	237
Dako A/S' share of net profit for the year	**(29,381)**	**42,147**
Average number of shares	38,787	38,644
Average number of treasury shares	(250)	(250)
Average number of shares in circulation	**38,537**	**38,394**
Average dilution effect of outstanding warrants and share options	745	758
Diluted average number of shares in circulation	**39,282**	**39,152**

DKK	2005	2004
Earnings per share (EPS) of DKK 2	(0.76)	1.10
Earnings per share, diluted (EPS-D), of DKK 2	(0.75)	1.08
Earnings per share of DKK 2, basic, for continuing operations	(1.26)	0.64
Earnings per share of DKK 2, diluted, for continuing operations	(1.24)	0.63

A calculation for 2005 of earnings per share for discontinued and continuing operations is made on the basis of equivalent key figures as for earnings per share:

	2005	2004
Dako A/S' shareholders' share of:		
Profit from discontinued operations	19,215	17,504
Profit/loss from continuing operations	(48,596)	24,643
Profit/loss for the year	**(29,381)**	**42,147**

GROUP – NOTES

13 INTANGIBLE ASSETS

DKK thousand	Completed IT development projects	Acquired patents, licenses and similar rights	Goodwill	Total
2005				
Cost at January 1	82,805	209,670	176,905	469,380
Reclassifications	-	-	(83,100)	(83,100)
Exchange rate adjustment	665	1,339	14,348	16,352
Additions during the year	6,610	7,832	-	14,442
Disposals during the year	-	(5,067)	(7)	(5,074)
Transferred from/(to) other items	-	1,800	(1,800)	-
Transferred to assets held for sale	-	(100,398)	-	(100,398)
Cost at December 31	**90,080**	**115,176**	**106,346**	**311,602**
Amortization and impairment losses at January 1	41,476	95,923	83,737	221,136
Reclassifications	-	-	(83,100)	(83,100)
Exchange rate adjustment	665	1,042	-	1,707
Amortization during the year	12,711	26,166	-	38,877
Amortization and impairment losses, disposals	-	(3,502)	(7)	(3,509)
Transferred from/(to) other items	-	630	(630)	-
Transferred to assets held for sale	-	(100,398)	-	(100,398)
Amortization and impairment losses at December 31	**54,852**	**19,861**	**-**	**74,713**
Carrying amount at December 31	**35,228**	**95,315**	**106,346**	**236,889**

DKK thousand	Completed IT development projects	Acquired patents, licenses and similar rights	Goodwill	Total
2004				
Cost at January 1	83,186	208,551	189,518	481,255
Exchange rate adjustment	(381)	(870)	(12,613)	(13,864)
Additions during the year	-	5,568	-	5,568
Disposals during the year	-	(3,579)	-	(3,579)
Cost at December 31	**82,805**	**209,670**	**176,905**	**469,380**
Amortization and impairment losses at January 1	29,146	69,988	81,826	180,960
Exchange rate adjustment	(381)	(557)	(4,535)	(5,473)
Amortization during the year	12,711	27,325	6,446	46,482
Amortization and impairment losses, disposals	-	(833)	-	(833)
Amortization and impairment losses at December 31	**41,476**	**95,923**	**83,737**	**221,136**
Carrying amount at December 31	**41,329**	**113,747**	**93,168**	**248,244**

Goodwill

Management has performed an impairment test on the carrying amount of goodwill at December 31, 2005.

The carrying amount of goodwill relates to certain of the Group's instrument activities which were taken over in 2002. The carrying amount of goodwill at December 31, 2005 was DKK 106,346 thousand.

The recoverable amount is based on the value in use determined on the basis of expected net cash flows for the above cash-generating unit based on the budget for 2006 and estimates for 2007 to 2010 approved by Management and with a discount rate after tax of 10%.

Management is not of the opinion that long-term expectations for the growth and earnings of these activities have changed since the time of acquisition.

Expectations for the future growth rate exceed the historical growth rate, partly as a result of Dako's new flow cytometer, CyAn™ ADP, which was not taken into use until 2005. The effect of this is a significant improvement in both growth and operating profit.

The growth rates used for 2006 and 2007 are 20% and 12% respectively. For 2008-10 the expected growth rate used is 17%. No growth has been included in extrapolating expected future net cash flows in the years after 2010.

Operating profit is estimated to average 11% of sales over the budget and estimate period through to 2010.

Against this background, the carrying amount is not believed to exceed the recoverable amount at December 31, 2005.

The sensitivity of the underlying assumptions can be illustrated as follows:

Change in budgeted contribution margin ratio to bring recoverable amount in line with carrying amount:	-2%
Change in growth rate to bring recoverable amount in line with carrying amount:	-8%
Change in discount rate to bring recoverable amount in line with carrying amount:	3%

14 PROPERTY, PLANT AND EQUIPMENT

DKK thousand	Land and buildings	Plant and machinery	Other fixtures and fittings, tools and equipment	Property, plant and equipment under construction	Total
2005					
Cost at January 1	400,423	140,798	254,489	193,121	988,831
Exchange rate adjustment	19,937	11,039	12,872	192	44,040
Additions during the year	23,121	27,416	64,728	9,375	124,640
Disposals during the year	-	(8,744)	(34,528)	-	(43,272)
Assets put into use	185,260	8,134	9,294	(202,688)	-
Transferred from/(to) other items	243	(3,188)	2,945	-	-
Transferred to assets held for sale	(47,392)	(13,604)	(2,236)	-	(63,232)
Cost at December 31	**581,592**	**161,851**	**307,564**	-	**1,051,007**
Depreciation and impairment losses at January 1	103,903	92,580	148,462	-	344,945
Exchange rate adjustment	4,090	6,892	7,348	-	18,330
Depreciation during the year	18,956	16,481	54,369	-	89,806
Writedowns	196	-	383	-	579
Depreciation, disposals	-	(3,247)	(22,420)	-	(25,667)
Transferred from/(to) other items	85	(971)	886	-	-
Transfer to assets held for sale	(15,549)	(9,238)	(1,702)	-	(26,489)
Depreciation and impairment losses at December 31	**111,681**	**102,497**	**187,326**	-	**401,504**
Carrying amount at December 31	**469,911**	**59,354**	**120,238**	-	**649,503**
Of which assets held under finance lease	8,270	-	1,125	-	9,395

DKK thousand	Land and buildings	Plant and machinery	Other fixtures and fittings, tools and equipment	Property, plant and equipment under con-struction	Total
2004					
Cost at January 1	394,345	144,531	240,738	87,853	867,467
Exchange rate adjustment	(10,783)	(6,193)	(7,321)	(108)	(24,405)
Additions during the year	7,364	16,478	53,889	118,826	196,557
Disposals during the year	(2)	(13,545)	(37,241)	-	(50,788)
Assets put into use	10,334	859	322	(11,514)	-
Transferred from/(to) other items	(835)	(1,332)	4,103	(1,936)	-
Cost at December 31	**400,423**	**140,798**	**254,489**	**193,121**	**988,831**
Depreciation and impairment losses at January 1	90,595	88,040	139,352	-	317,987
Exchange rate adjustment	(2,113)	(4,104)	(5,767)	-	(11,984)
Depreciation during the year	15,566	16,964	40,350	-	72,880
Depreciation, disposals	-	(8,030)	(25,908)	-	(33,938)
Transferred from/(to) other items	(145)	(290)	435	-	-
Depreciation and impairment losses at December 31	**103,903**	**92,580**	**148,462**	**-**	**344,945**
Carrying amount at December 31	**296,520**	**48,218**	**106,027**	**193,121**	**643,886**
Of which assets held under finance lease	9,301	-	1,425	-	10,726

The latest public land valuation for Danish properties is DKK 166,020 thousand (2004: DKK 159,980 thousand). The total carrying amount of foreign properties is DKK 109,432 thousand (2004: DKK 127,122 thousand).

Other fixtures and fittings, tools and equipment include instruments worth DKK 80,251 thousand (2004: DKK 78,280 thousand) which are either leased to customers or sited at customers' premises under a reagent rental agreement.

15 OTHER NON-CURRENT FINANCIAL ASSETS

DKK thousand	Investments in associated companies	Other investments	Total
2005			
Cost at January 1	22,606	21,012	43,618
Exchange rate adjustment	-	888	888
Additions during the year	9,099	664	9,763
Disposals during the year	-	(347)	(347)
Transferred from/(to) other investments	(31,705)	31,705	-
Cost at December 31	-	**53,922**	**53,922**
Revaluation at January 1	(22,606)	(1,640)	(24,246)
Exchange rate adjustment	-	(256)	(256)
Transferred from/(to) other investments	22,606	(22,606)	-
Revaluation at December 31	-	**(24,502)**	**(24,502)**
Carrying amount at December 31	-	**29,420**	**29,420**

DKK thousand	Investments in associated companies	Other investments	Total
2004			
Cost at January 1	22,606	8,930	31,536
Exchange rate adjustment	-	(514)	(514)
Additions during the year	-	14,714	14,714
Disposals during the year	-	(2,118)	(2,118)
Cost at December 31	**22,606**	**21,012**	**43,618**
Revaluation at January 1	(22,606)	-	(22,606)
Revaluation for the year	-	(1,640)	(1,640)
Revaluation at December 31	**(22,606)**	**(1,640)**	**(24,246)**
Carrying amount at December 31	-	**19,372**	**19,372**

Other investments include shares in Aperio Technologies, Inc., California, USA, to a value of DKK 9,090 thousand. Net profit for the year for Aperio Technologies, Inc., amounts to DKK -11,957 thousand (2004: DKK 7,716 thousand) and equity amounts to DKK 66,409 thousand (2004: DKK 4,380 thousand).

Other investments also include loans to third parties of DKK 9,833 thousand (2004: DKK 10,039 thousand), as security for which Dako holds property mortgage deeds.

16 INVENTORIES

DKK thousand	2005	2004
Raw materials and consumables	157,668	151,214
Manufactured goods	215,389	179,374
Goods for resale	18,568	24,342
Transferred to assets held for sale	(16,443)	-
Total inventories	**375,182**	**354,930**

Inventories measured at net realizable value amount to DKK 68,500 thousand (2004: 65,800 thousand). The Group has not pledged any inventories as security for loans.

17 TRADE RECEIVABLES

DKK thousand	2005	2004
Trade receivables, due within one year	389,587	364,782
Other receivables	4,851	14,049
Transferred to assets held for sale	(2,802)	-
Total trade receivables	**391,636**	**378,831**

18 LEASE RECEIVABLES

DKK thousand	2005	2004
Gross investments in leased assets	420	477
Interest relating to future periods	(24)	(36)
Net investments	**396**	**441**
Lease receivables, due within one year	140	112
Lease receivables, due after one year and within five years	256	329
Total lease receivables	**396**	**441**
Gross investments, due within one year	154	128
Gross investments, due after one year and within five years	266	349
Total gross investments	**420**	**477**

19 BONDS

	Nominal value, DKK thousand	Interest rate	Maturity	Fair value, DKK thousand
Listed bonds, 2005	-	-	-	-
Listed bonds, 2004	94,877	Fixed 5%	2025	96,613

GROUP – NOTES

20 SHARE CAPITAL

	Number of shares	Nominal value, DKK thousand
Share capital at January 1, 2005	38,685	77,369
Capital increase in the financial year	205	410
Share capital at December 31, 2005	**38,890**	**77,779**

	Number of shares	Nominal value, DKK thousand
Share capital at January 1, 2004	38,604	77,208
Capital increase in the financial year	81	161
Share capital at December 31, 2004	**38,685**	**77,369**

Treasury shares

The Dako Group owns treasury shares with a nominal value of DKK 500,000 (2004: DKK 500,000), corresponding to 0.6% (2004: 0.6%) of the share capital.

The proposed dividend of DKK 0.10 per share, or a total of DKK 3,889 thousand, is included in retained earnings.

21 DEFERRED TAX

DKK thousand	Temporary differences	Deferred tax asset	Deferred tax liability	Net
2005				
Intangible assets	(72,284)	2,521	(22,287)	(19,766)
Property, plant and equipment	(46,917)	14,958	(30,807)	(15,849)
Inventories	64,293	35,592	(15,828)	19,764
Other current assets	(396)	1,219	(1,197)	22
Non-current liabilities	32,103	14,101	(3,772)	10,329
Current liabilities	46,523	16,385	(701)	15,684
Tax loss carried forward	119,696	40,861	-	40,861
Tax asset/(tax liability)	**143,018**	**125,637**	**(74,592)**	**51,045**
Offset within the same legal entity	-	(41,258)	41,258	-
Net tax asset/(tax liability)	-	**84,379**	**(33,334)**	**51,045**

DKK thousand	Temporary differences	Deferred tax asset	Deferred tax liability	Net
2004				
Intangible assets	(98,047)	1,624	(30,681)	(29,057)
Property, plant and equipment	(44,065)	2,490	(18,324)	(15,834)
Other non-current financial assets	(146)	-	(44)	(44)
Inventories	17,073	21,066	(16,135)	4,931
Other current assets	1,405	1,070	(549)	521
Non-current liabilities	25,077	13,391	(4,578)	8,813
Current liabilities	30,782	11,711	(585)	11,126
Tax loss carried forward	47,009	15,912	-	15,912
Tax asset/(tax liability)	**(20,912)**	**67,264**	**(70,896)**	**(3,632)**
Offset within the same legal entity	-	(8,849)	8,849	-
Net tax asset/(tax liability)	-	**58,415**	**(62,047)**	**(3,632)**

DKK thousand	2005	2004
Deferred tax assets not recognized relate to:		
Temporary differences	-	301
Tax loss carried forward	8,353	9,073
Transferred to assets held for sale	(8,353)	-
Tax loss carried forward	-	**9,037**

22 LONG-TERM EMPLOYEE BENEFITS

The Group has various pension plans covering certain groups of employees in various subsidiaries. The pension plans are defined-contribution plans, and in certain subsidiaries the Group has long-term pay liabilities which will be paid on the employees' retirement (other long-term employee benefits).

DKK thousand	Liability at January 1	Exchange rate adjustment	Adjustments	Expenses for the year	Liability at December 31
2005					
Defined-contribution plans	-	-	-	19,545	-
Other long-term employee benefits	14,088	170	(1,111)	1,131	14,278
Total	**14,088**	**170**	**(1,111)**	**20,676**	**14,278**
2004					
Defined-contribution plans	-	-	-	16,642	-
Other long-term employee benefits	15,132	(420)	(2,653)	2,029	14,088
Total	**15,132**	**(420)**	**(2,653)**	**18,671**	**14,088**

GROUP – NOTES

Defined-contribution plans

In the case of defined-contribution plans, Dako undertakes to pay a defined contribution. These pension plans are funded by premium payments to independent pension companies. Dako has no pension liabilities towards the employees covered by the plan on their retirement.

Pension contributions relating to defined-contribution plans are recognized as an expense in the income statement in the qualifying year.

The most important defined-contribution plans cover employees in France, Italy, the United Kingdom, Japan and Denmark. The expenses for the year on defined-contribution plans were DKK 19,545 thousand (2004: DKK 16,642 thousand).

Other long-term employee benefits

As at December 31, 2005 a provision of DKK 14,278 thousand (2004: DKK 14,088 thousand) is recognized to cover other long-term employee benefits in Japan, Italy, Germany and France. Payment of other long-term employee benefits is conditional upon specified criteria being met. The expenses for the year relating to other long-term employee benefits were DKK 1,131 thousand (2004: DKK 2,029 thousand).

The discontinued operations have been offset against the figures above. The discontinued operations only have defined-contribution plans, amounting to DKK 1,764 thousand (2004: DKK 1,698 thousand). There are no pension obligations at year-end (2004: DKK 0).

23 OTHER PROVISIONS

DKK thousand	Warranties	Restructuring	Other	Total
2005				
Provisions at January 1	18,448	2,672	2,833	23,953
Exchange rate adjustment	1,372	281	9	1,662
Utilized during the year	(3,874)	(3,721)	-	(7,595)
Provision for the year	20,502	13,035	8,308	41,845
Reversed during the year	(9,252)	(158)	(1)	(9,411)
Provisions at December 31	**27,196**	**12,109**	**11,149**	**50,454**

DKK thousand	Warranties	Restructuring	Other	Total
2004				
Provisions at January 1	9,429	2,978	-	12,407
Exchange rate adjustment	(628)	(244)	-	(872)
Utilized during the year	-	(18,277)	-	(18,277)
Provision for the year	10,293	18,267	3,114	31,674
Reversed during the year	(646)	(52)	(281)	(979)
Provisions at December 31	**18,448**	**2,672**	**2,833**	**23,953**

THE MATURITIES FOR OTHER PROVISIONS ARE EXPECTED TO BE:

DKK thousand	2005	2004
Current provisions	50,454	23,953
Non-current provisions	-	-
Provisions at December 31	**50,454**	**23,953**

Warranties

The majority of the warranty provision relates to instruments sold during the year ended December 31, 2005. The provision is based on estimates made from historical warranty data associated with similar products. The Group expects to incur the liability over the next year.

Restructuring

Costs for restructuring relate to the restructuring in November/December 2005. The estimated costs are based on Management's best estimate of costs directly related to the restructuring. The Group expects to use the provision over the next year.

Other provisions

Other provisions include DKK 11,149 thousand for liabilities expected to be incurred over the next year.

24 CREDIT INSTITUTIONS

	Maturity	Fixed/variable	Effective interest rate, %	Carrying amount, DKK thousand	Fair value, DKK thousand
2005					
DKK	2024	Variable	3.09	531,192	537,079
DKK	2025	Fixed	3.64	111,045	115,270
EUR	2016	Variable	3.02	37,711	38,392
GBP	2015	Variable	5.24	45,723	45,723
JPY	2008	Variable	0.58	34,644	34,644
USD	2010	Variable	5.79	74,510	74,510
Total				**834,825**	**845,618**
2004					
DKK	2024	Variable	3.00	471,433	483,353
DKK	2025	Fixed	3.65	110,312	125,465
EUR	2016	Variable	3.23	57,015	58,001
GBP	2015	Variable	5.47	44,074	44,074
JPY	2008	Variable	0.67	53,268	53,268
USD	2010	Variable	4.68	104,263	104,263
Total				**840,365**	**868,424**

DKK thousand	2005	2004
Mortgage debt is recognized in the balance sheet as follows:		
Non-current liabilities	641,164	684,129
Current liabilities	193,661	156,236
Liabilities concerning assets held for sale	-	-
Total mortgage debt	**834,825**	**840,365**
Fair value	**845,618**	**868,424**
Nominal value	**840,753**	**846,704**

Obligations regarding finance leases can be specified as follows:

DKK thousand	Lease payments	Interest	Carrying amount
2005			
Within one year	1,584	(499)	1,085
Between one and five years	4,589	(1,807)	2,782
After five years	10,845	(2,998)	7,847
Total	**17,018**	**(5,304)**	**11,714**
2004			
Within one year	1,973	(516)	1,457
Between one and five years	4,661	(1,884)	2,777
After five years	11,191	(3,420)	7,771
Total	**17,825**	**(5,820)**	**12,005**

GROUP – NOTES

25 CHANGE IN WORKING CAPITAL

DKK thousand	2005	2004
(Increase)/decrease in inventories	(55,890)	(96,997)
(Increase)/decrease in trade receivables and other receivables	2,109	(41,913)
Increase/(decrease) in trade payables and other liabilities	(702)	13,581
Change in working capital	**(54,483)**	**(125,329)**

26 INVESTMENT IN NON-CURRENT ASSETS

DKK thousand	2005	2004
Intangible assets	14,442	5,568
Property, plant and equipment	73,181	151,755
Other non-current financial assets	9,763	14,714
Investment in non-current assets	**97,386**	**172,037**

27 CASH AND CASH EQUIVALENTS

DKK thousand	2005	2004
Cash	59,726	38,838
Short-term bank debt	(176,698)	(143,081)
Cash and cash equivalents classified as held for sale	14,172	-
Cash and cash equivalents	**(102,800)**	**(104,243)**

GROUP – NOTES

28 CONTINGENT ASSETS AND LIABILITIES

Contractual obligations **DKK thousand**	2005	2004
Payments of rental and lease liabilities due:		
Within one year	22,761	15,582
Between one and five years	46,083	30,453
After five years	18,860	5,665
Total contractual obligations	**87,704**	**51,700**

The above rental and lease liabilities relate to non-cancelable operating agreements. All of the liabilities in 2005 relate to agreements outside Denmark. Rental and leasing expenses for the year ended December 31, 2005 amount to DKK 17,637 thousand (2004: DKK 16,613 thousand).

The discontinued operations have been offset against the figures above. Rental and leasing obligations due within one year comprise DKK 321 thousand and those due between one and five years comprise DKK 374 thousand, in total DKK 695 thousand.

Assets pledged as security **DKK thousand**	2005	2004
The following assets are pledged as security for the Group's loans:		
Land and buildings with a carrying amount of	360,479	211,272
Bonds with a carrying amount of	-	96,613
Total assets held as security	**360,479**	**307,885**
Assets held under finance lease with a carrying amount of	**9,395**	**10,726**

Other guarantees **DKK thousand**	2005	2004
Total other guarantees	**3,124**	**437**

Pending disputes and litigation

Dako A/S is party to a number of disputes involving various claims for compensation, penalties and damages. A number of claims have been notified. In the opinion of Management, these claims will not have a material effect on the financial position of the Group. Therefore, these contingent liabilities have not been recognized in the financial statements.

Dako A/S has made a claim against a former supplier. In the opinion of Management, the claim is justified and the Group will be awarded compensation for the loss incurred. However, this claim has not been recognized as the existence of the asset is dependent on a number of uncertainties outside the control of Dako A/S.

29 RELATED PARTY TRANSACTIONS

Dako A/S has no related parties with controlling influence.

Related parties with significant influence in Dako are Novo Nordisk A/S (ownership interest 27%), as well as the companies' Boards of Directors, Executive Boards and managerial employees, and these individuals' close family members. Related parties also include companies in which the above group of individuals has material interests.

During the year Dako did not engage in any related party transactions beyond ordinary trade with the Novo Nordisk Group and general remuneration to the Board of Directors and Management.

30 FOREIGN EXCHANGE AND INTEREST RATE RISK, AND USE OF DERIVATIVE FINANCIAL INSTRUMENTS

Dako A/S uses financial instruments and derivatives to hedge significant interest rate and foreign exchange risks resulting from the Group's commercial core business and does not as such use financial instruments or derivatives for speculative purposes. The contractual value of the Group's derivative financial instruments and unrealized gains and losses is specified below.

Financial risks

The financial risk factors primarily comprise foreign exchange interest rate and credit risks. The financial policy of the Group stipulates that financial instruments are only used to minimize the financial risks resulting from business activities.

Foreign exchange risks

Foreign exchange risks occur both as a result of imbalance between income and expenses in each foreign currency and because the Group has net assets in a number of foreign subsidiaries.

Subsidiaries outside Denmark mainly do business in local currencies, both internally within the Group and with external partners. It is Group policy to hedge Dako Denmark A/S' expected future net cash flows six months ahead for the following foreign currencies: USD, JPY, GBP, CAD, AUD and PLN.

DKK thousand	Contractual value	Unrealized gains/ (losses) on adjust- ment to fair value	Recognized in income statement	Taken directly to equity
2005				
Forward sale of foreign currencies				
JPY due date: one to three months	14,665	55	55	-
CAD due date: one to three months	4,264	(84)	(84)	-
AUD due date: one to three months	2,517	(30)	(30)	-
CHF due date: one to three months	3,129	11	11	-
PLN due date: one to three months	1,501	(45)	(45)	-
Total hedging of foreign currency positions	**26,076**	**(93)**	**(93)**	**-**
2004				
Forward sale of foreign currencies				
JPY due date: one month	17,477	590	590	-
CAD due date: one month	1,022	29	29	-
AUD due date: one month	1,868	2	2	-
CHF due date: one month	1,467	21	21	-
PLN due date: one month	84	(5)	(5)	-
Total hedging of foreign currency positions	**21,918**	**637**	**637**	**-**

The currency hedging agreements are not considered to meet the criteria for hedge accounting.

Interest rate risks

Interest rate risks occur as a consequence of imbalance between interest-bearing assets and liabilities and changes in the interest rate influencing both the balance sheet and the income statement. At the end of 2005 the Group's net interest-bearing debt was DKK 787 million, of which DKK 676 million was variable-rate liabilities and DKK 111 million was fixed-rate liabilities with varying terms. As a whole, a change in the interest rate of 1%, for example, will mean a change of DKK 7 million in the Group's pre-tax profit. The Group has contracted interest rate swaps in order to make sure that the financing of the production facility in Glostrup will be attractive in the longer term.

DKK thousand	Contractual value	Unrealized gains/ (losses) on adjust- ment to fair value	Recognized in income statement	Taken directly to equity
2005				
Interest rate instruments				
Interest rate swaps (DKK) due date: Dec. 2007 (USD 3,500 thousand)	22,134	188	3	185
Interest rate swaps (DKK) due date: Dec. 2007 (EUR 1,500 thousand)	11,191	(146)	-	(146)
Interest rate swaps (DKK) due date: Dec. 2007	70,000	(1,077)	22	(1,099)
Interest rate swaps (DKK) due date: April 2014	119,169	(14,276)	(4,347)	(9,929)
Interest rate swaps (DKK) due date: July 2023	103,224	(21,837)	(2,669)	(19,168)
Total interest rate instruments	**325,718**	**(37,148)**	**(6,991)**	**(30,157)**

DKK thousand	Contractual value	Unrealized gains/ (losses) on adjustment to fair value	Recognized in income statement	Taken directly to equity
2004				
Interest rate instruments				
Interest rate swaps (DKK) due date: Nov. 2005	42,700	(218)	-	(218)
Interest rate swaps (DKK) due date: Dec. 2007 (USD 3,500 thousand)	19,137	(361)	-	(361)
Interest rate swaps (DKK) due date: Dec. 2007 (EUR 1,500 thousand)	11,157	(270)	-	(270)
Interest rate swaps (DKK) due date: Dec. 2007	70,000	(1,848)	-	(1,848)
Interest rate swaps (DKK) due date: April 2014	127,910	(16,053)	(2,323)	(13,730)
Interest rate swaps (DKK) due date: July 2023	106,345	(19,202)	(1,724)	(17,478)
Total interest rate instruments	**377,249**	**(37,952)**	**(4,047)**	**(33,905)**

Revaluation/due date	0-1 year	1-5 years	> 5 years	Total
2005				
Credit institutions	(193,661)	(255,642)	(385,522)	(834,825)
Interest rate swap (principal amount), variable part	325,718	-	-	325,718
Interest rate swap (principal amount), fixed part	(13,052)	(167,893)	(144,773)	(325,718)
December 31, 2005	**119,005**	**(423,535)**	**(530,295)**	**(834,825)**
2004				
Bonds	-	-	96,613	96,613
Credit institutions	(156,236)	(225,404)	(458,726)	(840,366)
Interest rate swap (principal amount), variable part	377,249	-	-	377,249
Interest rate swap (principal amount), fixed part	(54,562)	(159,672)	(163,015)	(377,249)
December 31, 2004	**166,451**	**(385,076)**	**(525,128)**	**(743,753)**

Credit risk

The Group's credit risk primarily relates to receivables, securities, cash and cash equivalents, and positive fair values of derivative financial instruments. The balance sheet valuation of all the items mentioned corresponds to the size of the maximum credit risk.

Counterparty risks concerning cash and cash equivalents and derivative financial instruments are limited because the Group only enters into agreements with financial institutions which have achieved a satisfactory rating from recognized and well-respected international credit-rating institutions.

31 KEY FIGURES FOR DISCONTINUED OPERATIONS

In September 2005 the Board of Directors announced that Dako wishes to sell the business' Microbiology activities in order to sharpen its focus on cell-based cancer diagnostics. The Microbiology activities are profitable and showing increasing growth. As the selling price less expected selling costs is expected to be significantly higher than the carrying amount, there was no need to writedown assets relating to these activities at the time of the announcement.

The Group's Board of Directors expects the sale to take place before June 30, 2006. The expected profit effect will be recognized in the income statement for 2006.

In compliance with IFRS 5, Dakos' Microbiology activities are presented separately in the income statement, balance sheet and notes.

The income statement is based on external sales including corresponding Microbiology production expenses. Only operating expenses assumed to discontinue at the event of a sale have been offset in the result for discontinued operations. The procedure is in compliance with IFRS 5, as the continuing operations must reflect the future level of expenses which are not immediately reduced at the time of sale of the microbiological activities. The non-current assets are only depreciated up to the time of the announcement of the expected sale. The result for discontinued operations is therefore substantially more positive than with full allocation of total common expenses with the discontinued operations.

DKK thousand	2005	2004
Net sales	95,425	86,080
Expenses	(67,975)	(61,074)
Pre-tax profit	27,450	25,006
Tax on profit for the year	(8,235)	(7,502)
Net profit for the year	**19,215**	**17,504**
Cash flow from operating activities	21,740	14,681
Cash flow for investing activities	(1,082)	(1,060)
Cash flow from financing activities	(16,166)	(13,455)
Total cash flow	**4,492**	**166**
Property, plant and equipment	36,742	37,602
Deferred tax asset	1,776	1,798
Inventories	16,443	18,016
Receivables	2,802	3,204
Securities, cash and cash equivalents	14,172	9,680
Total assets held for sale	**71,935**	**70,300**
Deferred tax	-	514
Other liabilities	6,527	7,404
Total liabilitites relating to assets held for sale	**6,527**	**7,918**
Accumulated recognition in retained earnings	-	-
Earnings per share (EPS), discontinued operations, DKK	0.50	0.46
Earnings per share, diluted (EPS-D), discontinued operations, DKK	0.49	0.45

Tax losses carried forward not likely to be utilized in the future amounting to DKK 8,353 thousand have not been recognized in the balance sheet. The tax loss can be carried forward indefinitely. Rental and lease liabilities amount to DKK 695 thousand, of which DKK 321 thousand is due within one year.

32 BOARD OF DIRECTORS AND EXECUTIVE MANAGEMENT

Shareholdings of the Board of Directors and Executive Management
At December 31, 2005 the Board of Directors and Executive Management hold 7% and 0% respectively of the shares in Dako A/S.

33 EVENTS OCCURRING AFTER THE END OF THE FINANCIAL YEAR

There have been no material events after December 31, 2005.

34 NEW ACCOUNTING REGULATION

The IASB and the EU have approved the following new accounting standards, which are not compulsory for Dako in preparing the Annual Report for 2005:

- IAS 19 Employee Benefits (revised) comes into effect for financial years starting on January 1, 2006 or later. Dako does not expect the new standard to affect future financial reporting as Dako only has defined-contribution pension plans and other long-term employee benefits.

- IAS 21 The Effects of Changes in Foreign Exchange Rates (adjustments) comes into effect for financial years starting on January 1, 2006 or later. Dako does not have any loans to or from foreign units which will be subject to the adjustments to IAS 21 (not approved by the EU as at December 31, 2005).

- IAS 39 Financial Instruments (adjustments) comes into effect for financial years starting on January 1, 2006 or later. The new standard is not considered to have any effect on the recognition and measurement of financial instruments as Dako does not expect to use the option of voluntarily measuring financial assets and debt at fair value.

- IFRS 4 Insurance Contracts (adjustments) is not considered to have any effect on Dako as the company has not entered into any financial guarantees (not approved by the EU as at December 31, 2005).

- IFRS 7 Financial Instruments: Disclosures and changes to IAS 1 concerning information about equity come into effect for financial years starting on January 1, 2007 or later. The implementation of the standard is not considered to have any effect on the recognition and measurement of financial instruments (not approved by the EU as at December 31, 2005).

The IASB and the EU have approved a number of new interpretations (IFRIC), which are not considered to have any effect on Dako and its future financial reporting.

PARENT COMPANY
INCOME STATEMENT

DKK thousand	Note	2005	2004
Net sales		46,398	23,826
Administrative expenses	3	(50,886)	(32,434)
Operating loss		**(4,488)**	**(8,608)**
Financial income	4	2,079	4,577
Financial expenses	5	(265)	(294)
Loss before tax		**(2,674)**	**(4,325)**
Tax on loss for the year	6	713	1,269
Net loss for the year		**(1,961)**	**(3,056)**

DKK thousand	Note	2005	2004
It is proposed that the net profit/loss for the year is distributed as follows:			
Proposed dividend, DKK 0.10 per share (2004: DKK 0.10 per share)		3,889	3,868
Retained earnings		(5,850)	(6,924)
Total		**(1,961)**	**(3,056)**

PARENT COMPANY
BALANCE SHEET

DKK thousand	Note	2005	2004
NON-CURRENT ASSETS			
Investments in subsidiaries	7	709,023	709,023
Deferred tax asset	8	722	1,269
Other non-current assets		709,745	710,292
Total non-current assets		**709,745**	**710,292**
CURRENT ASSETS			
Receivables from subsidiaries		53,148	43,968
Corporate tax receivable		38	-
Other receivables		32	845
Prepayments		3,080	2,715
Total receivables		**56,298**	**47,528**
Cash		200	2
Total current assets		**56,498**	**47,530**
Total assets		**766,243**	**757,822**

DKK thousand	Note	2005	2004
EQUITY			
Share capital		77,779	77,369
Warrant reserve		17,643	17,643
Retained earnings		650,660	650,411
Total equity	9	**746,082**	**745,423**
LIABILITIES			
Credit institutions	10	5,994	5,215
Trade payables		1,477	1,179
Other liabilities		12,690	6,005
Current liabilities		**20,161**	**12,399**
Total liabilities		**20,161**	**12,399**
Total equity and liabilities		**766,243**	**757,822**

PARENT COMPANY

CASH FLOW STATEMENT

DKK thousand	Note	2005	2004
Operating loss		(4,488)	(8,608)
Adjustment for items with no cash effect:		72	30
Interest received		2,079	4,577
Interest paid		(265)	(294)
Income tax paid		1,220	(155)
(Increase)/decrease in working capital	11	(94)	8,044
Cash flow from/(to) operating activities		**(1,476)**	**3,594**
Investment in subsidiaries		-	(3)
Cash flow from/(to) investing activities		**-**	**(3)**
Free cash flow		**(1,476)**	**3,591**
Exercised warrants		4,763	2,713
Dividend paid		(3,868)	(3,862)
Cash flow from/(to) financing activities		**895**	**(1,149)**
Increase/(decrease) in cash and cash equivalents		**(581)**	**2,442**
Cash and cash equivalents at January 1		(5,213)	(7,655)
Cash and cash equivalents at December 31	12	**(5,794)**	**(5,213)**

PARENT COMPANY

STATEMENT OF CHANGES IN EQUITY

DKK thousand	Share capital	Share premium	Warrant reserve	Retained earnings	Total
2005					
Equity at January 1	77,369	-	17,643	650,411	745,423
Net loss for the year	-	-	-	(1,961)	(1,961)
Share-based payment	-	-	-	1,725	1,725
Total income	-	-	-	**(236)**	**(236)**
Exercise of warrants	410	-	-	4,353	4,763
Dividend paid	-	-	-	(3,868)	(3,868)
Equity at December 31	**77,779**	-	**17,643**	**650,660**	**746,082**

DKK thousand	Share capital	Share premium	Warrant reserve	Retained earnings	Total
2004					
Equity at January 1	77,208	28,248	17,643	462,650	585,749
Change in accounting policies				163,269	163,269
Adjusted equity at January 1	**77,208**	**28,248**	**17,643**	**625,919**	**749,018**
Net loss for the year	-	-	-	(3,056)	(3,056)
Share-based payment	-	-	-	610	610
Total income	-	-	-	**(2,446)**	**(2,446)**
Dividend paid	-	-	-	(3,862)	(3,862)
Exercise of warrants	161	2,552	-	-	2,713
Transferred to Retained earnings	-	(30,800)	-	30,800	-
Equity at December 31	**77,369**	-	**17,643**	**650,411**	**745,423**

PARENT COMPANY

1 ACCOUNTING POLICIES

General

The Parent Company's Annual Report has been prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the EU and additional Danish reporting requirements, cf. the Statutory Order on Adoption of IFRS issued in pursuance of the Danish Financial Statements Act.

The Annual Report also complies with International Financial Reporting Standards issued by the IASB.

The Annual Report has been prepared in Danish kroner (DKK).

The accounting policies for the Parent Company are the same as for the Group, with the following additions. The Group's accounting policies are presented in note 1 to the consolidated financial statements.

Supplementary accounting policies for the Parent Company

Changes in accounting policies

In 2005 the Parent Company adopted a number of new IFRS standards and revised IAS standards which entered into force on January 1, 2005. The accounting impact of this is as follows:

	January 1, 2004				December 31, 2004		
DKK thousand	Assets	Liabilities	Equity	Net profit/ (loss) for the year	Assets	Liabilities	Equity
According to the Annual Report 2004	615,425	29,676	585,749	42,574	607,719	12,399	595,320
Investments in subsidiaries and associated companies measured at cost	162,809	-	162,809	(45,609)	149,054	-	149,054
Share-based payment	460	-	460	(30)	1,040	-	1,040
Tax effect of adjustments	-	-	-	9	9	-	9
Total adjustments	163,269	-	163,269	(45,630)	150,103	-	150,103
Determined according to new IFRS standards	**778,694**	**29,676**	**749,018**	**(3,056)**	**757,822**	**12,399**	**745,423**

The Parent Company's investments in subsidiaries and associated companies are measured at cost. Previously these investments were measured using the equity method. In the balance sheets for January 1 and December 31, 2004 respectively, the value adjustments from cost to net asset value, including the carrying amount of goodwill, have been reversed. In the income statement for 2004, the share of the profit for the year has been reversed.

With effect from 2004, dividends received from subsidiaries and associated companies have been recognized in the Parent Company's income statement as financial income.

Otherwise the accounting policies are unchanged from previous years.

Financial assets

Investments in subsidiaries and associated companies are measured at cost. Where cost exceeds the recoverable amount, it is written down to this lower value.

The cost of investments in subsidiaries and associated companies is written down where dividends received exceed accumulated post-acquisition earnings.

2 STAFF EXPENSES

DKK thousand	2005	2004
Wages and salaries	30,102	18,323
Pensions	1,684	915
Other social security costs, etc.	124	52
Share-based payment	71	30
Total staff expenses	**31,981**	**19,320**
Included in the income statement under the following headings:		
Administrative expenses	31,981	19,320
The cost of share-based payment is included in the income statement under the following heading:		
Administrative expenses	71	30
Average number of employees	41	27
Remuneration to Management	10,248	3,340
Remuneration to the Board of Directors	1,050	900
Total remuneration to Management and Board of Directors	**11,298**	**4,240**

Remuneration to Management in 2005 includes salary, severance pay and fee to former Management.

Share-based payment

Dako A/S has a shareholder-approved warrant program. Pursuant to this program, Dako's Board of Directors is authorized to issue warrants to certain employees to subscribe for shares in Dako A/S in one or more issues of up to 3,066,000 warrants, and subsequently upon exercise to increase the nominal share capital by DKK 6,132,000.

In August 2002 the Board of Directors offered a broad range of the Group's employees a number of warrants to subscribe for shares in Dako A/S. The warrants offered and accepted have a weighted average exercise price of DKK 74 and a weighted average contractual life of six years from December 31, 2002.

In August 2002 Dako A/S acquired the instrumentation activities of CytoLogix, Inc. of Cambridge, MA in the USA. Pursuant to the acquisition, Dako A/S issued 775,973 warrants to CytoLogix, Inc. to subscribe for 775,973 shares (nominal value DKK 1,551,946). The exercise price was set at DKK 37. The warrants are only exercisable upon certain criteria being met.

In October 2002 CytoLogix, Inc. met some of the criteria for the exercise of the warrants and was thus entitled at December 31, 2002 to exercise 310,389 of the total of 775,973 warrants issued. All of the exercisable warrants were exercised and a total of 310,389 shares (nominal value DKK 620,778) in Dako A/S were subscribed for on January 3, 2003.

The remaining 465,584 warrants granted to CytoLogix, Inc. are recognized in equity as a separate "warrant reserve". The formal exercise of these warrants depends on the fulfillment of certain predetermined criteria which all serve as an indicator of the value of the shares acquired. If some or all of these criteria are not met, the reserve in equity will be dissolved in whole or in part and the value of the assets acquired will be adjusted accordingly.

Prior to the merger in 2002, Dako Colorado, Inc. (Cytomation, Inc.) had a shareholder-approved share option plan. Pursuant to this plan, Dako Colorado, Inc. could grant options to specific employees and third parties to subscribe for a number of shares at a predetermined exercise price. Additionally, prior to the merger the Board of Directors of Dako Colorado, Inc. had granted options to a supplier to subscribe for 50,000 shares with an exercise price of USD 10.

In accordance with the terms of the exchange offer and its Articles of Association, Dako A/S has assumed the share options granted by Dako Colorado, Inc. Thus the Board of Directors decided on February 28, 2003 and March 28, 2003 respectively to grant a total of 1,640,596 warrants to subscribe for a total of 1,640,596 shares (nominal value DKK 3,281,192) in Dako A/S.

These warrants have an average exercise price of DKK 30 per share and an average contractual life of six years from the date they were granted by Dako A/S.

GRANT AND EXERCISE OF EQUITY INSTRUMENTS IN 2005

Equity-settled schemes in 2005

In 2005 Dako A/S granted a total of 230,250 warrants to the Group's employees. Each warrant entitles the employee to subscribe for one share of DKK 2 in Dako A/S, corresponding to 0.6% of the share capital if all the warrants are exercised.

The allocation of warrants has been determined by the Board of Directors and Executive Management. Allocation is on the basis of an assessment of the Company's and/or employee's performance based on a number of objective and subjective criteria.

The warrants have been issued at an exercise price of DKK 73.83. Exercise of the warrants is conditional upon the employee being in continued and unterminated employment at the time of exercise. There are no other vesting conditions. Special provisions apply concerning sickness and death and following changes in the Company's capital position, etc.

The warrants may be exercised no earlier than 2007 and no later than 2011, and may be exercised only during a period of 21 days following the publication of annual and interim reports.

The warrants may be settled in shares only. A proportion of the Company's holding of treasury shares has been set aside to settle the warrants granted.

The average share price at the time of exercise for those warrants exercised in 2005 was DKK 54 per share.

Cash-settled schemes in 2005

In 2005 Dako A/S converted a total of 37,900 warrants granted to the employees in the USA in 2004 into phantom shares. It also granted an additional 69,100 phantom shares, making a total of 107,000 such shares. These phantom shares may be settled in cash only.

Each phantom share entitles the holder to a bonus calculated on the basis of an increase in value corresponding to the previous equity-settled schemes with an exercise price of DKK 73.83 per share of DKK 2.

Exercise of the phantom shares is conditional upon the holder being in continued and unterminated employment at the time of exercise. There are no other vesting conditions. Special provisions apply concerning sickness and death and following changes in the Company's capital position, etc.

The phantom shares may be exercised no earlier than 2007 and no later than 2011, and may be exercised only during a period of 21 days following the publication of annual and interim reports.

Accounting treatment

Under the transitional provisions of IFRS 2, the accounting treatment of share-based payment schemes depends on whether the instruments were granted before or after November 7, 2002 and vest before or after January 1, 2005.

Instruments granted after November 7, 2002 and vesting after January 1, 2005 have been recognized in accordance with the provisions of IFRS 2. For all other instruments, the previous accounting policy has been retained of not recognizing the value of warrants, with the exception of those granted to CytoLogix, Inc. in connection with the acquisition of activities, cf. above, which are recognized directly in equity.

In 2005 the recognized fair value of share options for the Group was DKK 1.7 million (2004: DKK 0.6 million), of which equity-settled options accounted for DKK 1.7 million (2004: DKK 0.6 million). A part of the expenses, DKK 0.6 million, is recognized as R&D (2004: DKK 0.0 million).

For cash-settled schemes, the bonus liability has been calculated based on a fair value that is used in transactions between independent parties.

The estimated fair values for equity instruments are based on the Black & Scholes option pricing model.

The assumptions for calculating the fair value of outstanding equity instruments at the time of grant are as follows:

Average share price	DKK 45-60
Exercise price	DKK 2-74
Expected volatility	30-40%
Expected life	5-6 years
Expected dividend per share	0.5%
Risk-free interest rate	3%

Expected volatility is based on historical volatility and the volatility used by comparable listed companies.

For instruments outstanding at December 31, 2005, the average remaining contractual life was 3.4 years (2004: 4.3 years), and the exercise prices were in the range DKK 2-74 per option (2004: DKK 2-74 per option).

If all outstanding equity instruments are exercised, this corresponds to the right to acquire 9.3% of the share capital.

Defined-contribution plans

Expenses relating to defined-contribution plans for the year were DKK 1,684 thousand. In the case of defined-contribution plans, the pension plans are funded by premium payments to an independent pension company. Dako has no pension liabilities towards the employees covered by the plan on their retirement. Pension contributions relating to defined-contribution plans are recognized as an expense in the income statement in the qualifying year.

3 FEES TO STATUTORY AUDITORS

DKK thousand	2005	2004
Audit	280	510
Tax and VAT advisory services	225	225
Other services	130	335
Total fees to statutory auditors	**635**	**1,070**

4 FINANCIAL INCOME

DKK thousand	2005	2004
Interest income, cash	3	4
Interest income, subsidiaries	2,071	2,654
Exchange gains (net)	5	1,919
Total financial income	**2,079**	**4,577**

5 FINANCIAL EXPENSES

DKK thousand	2005	2004
Interest expenses, current liabilities	265	278
Other interest expenses	-	16
Total financial expenses	**265**	**294**

6 TAX

DKK thousand	2005	2004
Reduction of Danish corporate tax from 30% til 28%	1	-
Joint taxation contribution	(640)	(1,260)
Change in deferred tax on profit	(74)	(9)
Total tax	**(713)**	**(1,269)**

DKK thousand	2005	Percent	2004	Percent
Pre-tax loss	(2,674)	-	(4,325)	-
Calculated tax on pre-tax profit/(loss), 28% (2004: 30%)	(749)	28.0%	(1,298)	30.0%
Reduction of Danish corporate tax from 30% til 28%	1	0.0%	-	-
Tax effect of:				
Non-deductible expenses	35	(1.3%)	29	(0.7%)
Total tax	**(713)**	**26.7%**	**(1,269)**	**29.3%**

7 INVESTMENTS IN SUBSIDIARIES

DKK thousand	2005	2004
Cost at January 1	709,023	709,020
Additions during the year	-	3
Cost at December 31	**709,023**	**709,023**
Impairment at January 1	-	-
Impaiment during the year	-	-
Impairment at December 31	-	-
Carrying amount at December 31	**709,023**	**709,023**

DKK thousand	Domicile	2005	2004
Ownership interest			
Dako Sp. z.o.o.	Gdynia, Poland	0.5%	0.5%
Dako Denmark A/S	Glostrup, Denmark	100%	100%

8 DEFERRED TAX ASSET

DKK thousand	Temporary differences	Deferred tax asset
2005		
Property, plant and equipment	194	54
Share-based payment	101	28
Tax loss carried forward	2,283	640
The loss is expected to be utilized in joint taxation	**2,578**	**722**
2004		
Share-based payment	30	9
Tax loss carried forward	4,198	1,260
The loss is expected to be utilized in joint taxation	**4,228**	**1,269**

CHANGES IN TEMPORARY DIFFERENCES DURING THE YEAR

DKK thousand	Balance at January 1	Recognized in net profit for the year	Recognized in equity, net	Balance at December 31
2005				
Property, plant and equipment	-	194	-	194
Share-based payment	30	71	-	101
Tax loss carried forward	4,198	(1,915)	-	2,283
Total	**4,228**	**(1,650)**	-	**2,578**
2004				
Share-based payment	-	30	-	30
Tax loss carried forward	-	4,198	-	4,198
Total	-	**4,228**	-	**4,228**

9 EQUITY

	Number of shares	Nominal value, DKK thousand
Share capital at January 1, 2005	38,685	77,369
Capital increase during the year	205	410
Share capital at December 31, 2005	**38,890**	**77,779**

	Number of shares	Nominal value, DKK thousand
Share capital at January 1, 2004	38,604	77,208
Capital increase during the year	81	161
Share capital at December 31, 2004	**38,685**	**77,369**

Proposed dividend of DKK 0.10 per share, or a total of DKK 3,889 thousand, is included in retained earnings.

Shareholdings of the Board of Directors and Executive Management
At December 31, 2005 the Board of Directors and Executive Management hold 7% and 0% respectively of the shares in Dako A/S.

Treasury shares
Dako Denmark A/S owns treasury shares with a nominal value of DKK 500,000 (0.6%).

Granted warrants
For information about granted warrants, please refer to note 2.

PARENT COMPANY

10 CREDIT INSTITUTIONS

	Effective interest rate, %	Nominal value, DKK thousand	Carrying amount, DKK thousand	Fair value, DKK thousand
2005				
Credit institutions, DKK	3.29%	5,994	5,994	5,994
2004				
Credit institutions, DKK	2.96%	5,215	5,215	5,215

The entire debt falls due within one year.

11 CHANGES IN WORKING CAPITAL

DKK thousand	2005	2004
(Increase)/decrease in receivables	(7,077)	22,527
Increase/(decrease) in trade payables and other liabilities	6,983	(14,483)
Changes in working capital	**(94)**	**8,044**

12 CASH AND CASH EQUIVALENTS

DKK thousand	2005	2004
Cash	200	2
Current bank debt	(5,994)	(5,215)
Total cash and cash equivalents	**(5,794)**	**(5,213)**

13 CONTINGENT LIABILITIES

Guarantees
Dako A/S has provided guarantees for a subsidiary's bank loan of USD 300 thousand.

14 RELATED PARTY TRANSACTIONS

Dako A/S has no related parties with controlling influence.

Related parties with significant influence in Dako are Novo Nordisk A/S (ownership interest 27%), as well as the companies' Boards of Directors, Executive Board and managerial employees, and these individuals' close family members. Related parties also include companies in which the above group of individuals has material interests. Related parties further include subsidiaries according to the Group Overview, in which Dako A/S has controlling or significant influence.

Dako A/S' balances with subsidiaries are shown in the balance sheet. Interest on balances is set out in note 4.

Related party transactions also comprise income relating to costs refunded by subsidiaries (sales), general remuneration to the Executive Management and Board of Directors, cf. note 2, and guarantees, cf. note 13.

GROUP OVERVIEW

Company	Currency	Capital (thousand) 2005	Capital (thousand) 2004	Ownership (%) 2005	Ownership (%) 2004
Parent					
Dako A/S	DKK	77,779	77,369	-	-
Sales companies					
Dako France S.A.S., Trappes, France	EUR	234	234	100	100
Dako Netherlands B.V., Eindhoven, Holland	EUR	18	18	100	100
Dako Belgium N.V., Heverlee, Belgium	EUR	62	62	100	100
Dako Italia S.p.A., Milano, Italy	EUR	1,548	1,548	100	100
Dako Polska Sp. zo.o., Gdynia, Poland	PLN	100	100	100	100
Dako Schweiz AG, Zug, Switzerland	CHF	300	300	100	100
Dako Österreich GmbH, Vienna, Austria	EUR	18	18	100	100
Dako Diagnósticos S.A., Barcelona, Spain	EUR	240	240	100	100
DakoCytomation Norden AB, Stockholm, Sweden	SEK	200	200	100	100
Dako Deutschland GmbH, Hamburg, Germany	EUR	26	26	100	100
DakoCytomation FlowCenter GmbH, Freiburg, Germany (in liquidation)	EUR	26	26	100	100
Dako (Australia) Pty. Ltd., Sydney, Australia	AUD	310	310	100	100
Dako Canada, Inc., Toronto, Canada	CAD	350	350	100	100
Dako Japan Inc., Kyoto, Japan	JPY	80,000	80,000	100	100
DakoCytomation Ireland Limited, Dublin, Ireland	EUR	1	1	100	100
DakoCytomation s.r.o., Brno, Czech Republic	CZK	100	-	100	-
Danish sales and production companies					
Dako Denmark A/S (Dako A/S), Glostrup, Denmark Dako Norden, Oslo, Branch	DKK	61,682	61,682	100	100
Dako Norden A/S, Glostrup, Denmark	DKK	1.000	1.000	100	100
UK sales and production companies					
Dako Holding Ltd., Ely, United Kingdom	GBP	2.307	2.307	100	100
I.Q. (BIO) Limited, Ely, United Kingdom	GBP	4,457	4,457	100	100
DakoCytomation Ltd., Ely, United Kingdom	GBP	8,800	8,800	100	100
Doublecape Ltd., Ely, United Kingdom	GBP	1	1	100	100
Dako UK Ltd.	GBP	-	-	100	-
US sales and production companies					
Dako Holding, Inc., Delaware, USA	USD	4,148	4,148	100	100
Dako North America, Inc., Carpinteria, USA	USD	4,148	4,148	100	100
BPI Holding, Inc., Delaware, USA (8,001 shares of USD 0.01)	USD	1	1	100	100
DCI Real Estate Holdings, Inc., Delaware, USA	USD	4	4	100	100
Dako Colorado, Inc., Fort Collins, USA	USD	18,235	18,235	100	100
Other companies					
UDAK Limited, Oxford, United Kingdom (wound up in 2005)	GBP	-	1	-	50
Aperio Technologies, Inc., California, USA	USD	53,593	20,790	18	34

FINANCIAL DEFINITIONS

When calculating financial key figures and ratios, Dako uses the guidelines published by the Danish Society of Financial Analysts in 2005.

BOOK VALUE PER SHARE
Equity at year-end divided by number of shares at year-end.

CASH FLOW PER SHARE
Cash flow from/(to) operating activities divided by average number of shares, diluted.

DILUTED AVERAGE NUMBER OF SHARES IN CIRCULATION
Average number of diluted shares in circulation during a given period.

DILUTED EARNINGS
Net profit for the year adjusted for the effect after tax of changes in income and expenses as though conversion to ordinary shares had taken place.

DILUTED EARNINGS PER SHARE (EPS)
Diluted earnings divided by diluted average number of shares in circulation.

EARNINGS PER SHARE (EPS)
Net profit for the year divided by average number of outstanding shares in circulation.

EBIT MARGIN
Earnings before interest and taxes as a percentage of sales.

EBITDA
Earnings before interest, taxes, depreciation, amortization and impairment losses.

EBITDA MARGIN
Earnings before interest, taxes, depreciation, amortization and impairment losses as a percentage of sales.

EFFECTIVE TAX RATE
Tax on profit for the year as a percentage of profit before income taxes.

EQUITY RATIO
Equity as a percentage of total assets at year-end.

FINANCIAL GEARING
Net interest-bearing debt divided by equity.

FREE CASH FLOW
Cash flow from operating and investing activities.

NET INTEREST-BEARING DEBT
Interest-bearing liabilities less interest-bearing assets.

NET MARGIN
Net profit for the year as a percentage of sales.

NUMBER OF SHARES
The total number of shares excluding the holding of treasury shares.

OPERATING PROFIT (EBIT)
Earnings before interest and taxes.

PROPOSED DIVIDEND PER SHARE
Proposed dividend divided by number of shares at year-end.

R&D EXPENSES (%)
Research and development expenses as a percentage of sales.

RETURN ON EQUITY
Net profit for the year as a percentage of average equity.

84-85

Dako A/S

Produktionsvej 42
DK-2600 Glostrup

T: +45 44 85 95 00
F: +45 44 85 95 95

www.dako.com

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